This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

December 11, 2007

OFFER TO PURCHASE FOR CASH

all of the common shares of

EMERGIS INC.

for

$8.25 for each Common Share

by

6886116 Canada Ltd.

an indirect wholly-owned subsidiary of

TELUS CORPORATION

The offer (the “Offer”) by 6886116 Canada Ltd. (the “Offeror”), an indirect wholly-owned subsidiary of TELUS Corporation (“TELUS”), to purchase all of the common shares (together with associated Rights (as defined herein), the “Shares”) in the capital of Emergis Inc. (“Emergis”), including Shares issuable upon the exercise or surrender of any Options (as defined herein), will be open for acceptance until 5:00 p.m. (Eastern Standard Time) on January 16, 2008 (the “Expiry Time”) unless withdrawn or extended.

The directors of Emergis (other than Pierre Ducros, a director of both TELUS and Emergis who was required to abstain for independence reasons) have UNANIMOUSLY APPROVED the Offer, UNANIMOUSLY DETERMINED that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders, UNANIMOUSLY DETERMINED that the Offer is in the best interests of Emergis and the Shareholders and UNANIMOUSLY RECOMMENDED that Shareholders ACCEPT the Offer and TENDER their Shares.

The Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “EME”. The consideration offered under the Offer represents a premium of $1.31 or approximately 19% to the closing price of the Shares on the TSX on November 28, 2007, the last trading day prior to the day on which the Offer was announced.

(cover continued on the following page)

The Offer is made only for the Shares and is not made for any Options, SRs, rights under the Share Purchase Plan or other rights (other than the Rights), if any, to purchase or to receive Shares. Any holder of such Options, SRs or other rights who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise or surrender the Options, SRs or rights, or otherwise convert the rights in order to obtain certificates representing Shares and deposit such Shares in accordance with the terms of the Offer. See “Notice to Option Holders and Participants in SR Plan and Share Purchase Plan”.

The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn, at the Expiry Time and at the time the Offeror first takes up and pays for the Shares, that number of Shares that represents at least 66 2/3% of the Shares outstanding on a fully-diluted basis. Each of the conditions of the Offer is set forth in Section 4 of the Offer, “Conditions of the Offer”.

Each of Desjardins Securities Inc. and Genuity Capital Markets G.P., the financial advisors to the board of directors of Emergis, have delivered opinions to the board of directors of Emergis to the effect that the consideration to be received by the holders of Shares pursuant to the Offer is fair, from a financial point of view, to such holders of Shares.

On November 28, 2007, Emergis entered into a support agreement (the “Support Agreement”) with TELUS. The Support Agreement sets forth the terms and conditions upon which the Offer is to be made. Pursuant to the Support Agreement, Emergis has agreed to support the Offer and not to solicit any competing Acquisition Proposals (as defined herein). See Section 6 of the Circular, “Agreements Related to the Offer — Support Agreement”.

TELUS has entered into lock-up agreements (the “Lock-Up Agreements”) with the Supporting Shareholders (as defined herein). Pursuant to the Lock-Up Agreements, the Supporting Shareholders have agreed to irrevocably accept the Offer and to deposit or cause to be deposited under the Offer all of the Shares which they own or over which they exercise direction or control, including Shares received upon the exercise of outstanding Options and SRs held by them. The Supporting Shareholders represented to TELUS that, collectively, as at the date of the Lock-Up Agreements, they were the direct or beneficial owners of approximately 20,427,674 Shares in the aggregate, or approximately 22% of the issued and outstanding Shares on a fully-diluted basis. See Section 6 of the Circular, “Agreements Related to the Offer — Lock-Up Agreements”.

Shareholders who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Acceptance and Transmittal (printed on blue paper) or a manually executed facsimile thereof and deposit it, together with certificates representing their Shares, in accordance with the instructions in the Letter of Acceptance and Transmittal. Shareholders may also follow the procedure for book-entry transfer of Shares set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Book-Entry Transfer”. Finally, Shareholders may follow the procedure for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a manually executed facsimile thereof. Persons whose Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.

TELUS and the Offeror have retained J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities Inc. to serve as dealer managers (the “Dealer Managers”) for the Offer in Canada and the United States, respectively. The Dealer Managers may form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada, to solicit acceptances of the Offer in Canada. In that event, the Offeror will pay customary soliciting dealer fees in connection with the tender of Shares. Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by using the services of the Dealer Managers or by depositing their Shares directly with the Depositary (as defined herein).

Questions and requests for assistance may be directed to Laurel Hill Advisory Group, LLC (“Information Agent” or “Laurel Hill”), the information agent under the Offer or Computershare Investor Services Inc. (the “Depositary”). Their contact details are provided at the end of this document. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery (the “Offer Documents”) may also be obtained without charge from the Dealer Managers, the Depositary or the Information Agent at their respective addresses shown at the end of this document. Copies of the Offer Documents may also be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on TELUS’ website at www.telus.com.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, TELUS may, in its sole discretion, take such action as it may deem necessary to extend the Offer to shareholders in any such jurisdiction.

The Dealer Managers for the Offer are:

In Canada:	In the United States:
J.P. MORGAN SECURITIES CANADA INC. 200 Bay Street, Suite 1800 Toronto, Ontario Canada M5J 2J2 Telephone: (416) 981-9263	J.P. MORGAN SECURITIES INC. 270 Park Avenue New York, New York USA 10017 Telephone: (212) 622-2441

(cover continued on the following page)

The Information Agent for the Offer is:

LAUREL HILL ADVISORY GROUP, LLC

366 Bay Street
Toronto, Ontario M5H 4B2

North American Toll Free: 1-800-555-3858

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:	By Registered Mail, by Hand or by Courier:
P.O. Box 7021, 31 Adelaide Street E Toronto, Ontario M5C 3H2 Attention: Corporate Actions	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com
Website: www.computershare.com

i

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This transaction has not been approved or disapproved by any United States securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offer or the Circular. Any representation to the contrary is unlawful.

The Offer is made for the securities of a Canadian issuer. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror and TELUS are incorporated under the laws of Canada or its provinces, that the majority of the officers and directors of the Offeror and TELUS are non-residents of the United States, that one of the Dealer Managers and the experts named in the Circular are non-residents of the United States and that a substantial portion of the assets of the Offeror, TELUS and said Persons may be located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to the judgment of a United States court.

This document does not address any United States federal income tax consequences of the Offer to Shareholders in the United States. Shareholders in the United States should be aware that disposition of Shares may have tax consequences both in the United States and in Canada which may not be described, or fully described, herein. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

CURRENCY

All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars. The Bank of Canada noon rate of exchange on December 7, 2007 was $1.00 = US $0.9947.

NOTICE TO OPTION HOLDERS AND PARTICIPANTS IN SR PLAN AND SHARE PURCHASE PLAN

The Offer is made only for the Shares and is not made for any Options, SRs, rights under the Share Purchase Plan or other rights (other than the Rights), if any, to purchase or to receive Shares.

Holders of Options who wish to accept the Offer must exercise their Options in order to obtain certificates representing Shares and then deposit those Shares under the Offer. Under the Support Agreement, Emergis has confirmed that, subject to the receipt of all Appropriate Regulatory Approvals, Emergis will make such amendments to the Stock Option Plans, waive such conditions under the Stock Option Plans and take all such other steps as may be necessary or desirable to allow all Persons holding Options pursuant to the Stock Option Plans (a) to exercise their Options on an accelerated vesting basis solely for the purpose of tendering to the Offer all Shares issued in connection with such exercise of Options, (b) to effect a cashless exercise of their Options for the purpose of tendering to the Offer all Shares issued in connection with such cashless exercise; or (c) to surrender their Options in exchange for the payment by Emergis of their in-the-money value. Emergis has also agreed to cause all vested Options that have not been exercised on or prior to the Expiry Time to be cancelled and forfeited without any compensation to the holders thereof. Emergis has agreed to terminate the Stock Option Plans, conditional upon the completion of the transactions contemplated by the Offer. See Section 5 of the Circular, “Stock Option Plans and Other Incentive Plans”.

Holders of SRs and participants in the Share Purchase Plan who wish to accept the Offer must exercise their rights under the SR Plan and Share Purchase Plan, as the case may be, in order to obtain certificates representing Shares and then deposit, or cause the trustee under the SR Plan or the Share Purchase Plan to deposit, those Shares under the Offer. Under the Support Agreement, Emergis has agreed that, subject to the receipt of all Appropriate Regulatory Approvals, Emergis will make such elections and take all such steps as may be necessary or desirable pursuant to the SR Plan and Share Purchase Plan to allow each participant under such plans to instruct the trustee under the SR Plan or Share Purchase Plan, as the case may be, to tender to the Offer, on behalf of such participant, the number of Shares (rounded down to the next whole number) to which such participant is entitled pursuant to the SR Plan or Share Purchase Plan (whether currently vested or not), provided that any entitlement of a participant to fractional Shares shall be satisfied by way of cash payment, on the basis of the Offered Consideration, conditional upon the Offeror agreeing to take up the Shares deposited pursuant to the Offer. Emergis has also agreed to terminate the SR

Plan and Share Purchase Plan, conditional upon the completion of the transactions contemplated by the Offer. See Section 5 of the Circular, “Stock Option Plans and Other Incentive Plans”.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offer and Circular under “Background to the Offer”, “Purpose of the Offer and Plans for Emergis”, and “Acquisition of Shares Not Deposited”, in addition to certain statements contained elsewhere in the Offer and Circular, are forward-looking statements and are prospective in nature. By their nature, forward-looking statements require the Offeror and TELUS to make assumptions and are subject to inherent risks and uncertainties. These statements generally can be identified by the use of forward-looking works such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “except”, “believe”, or “continue’’ or the negative thereof or similar variations. There is significant risk that predictions, assumptions and other forward-looking statements will not prove to be accurate. Shareholders are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements. The Offeror and TELUS have made certain assumptions about the Canadian economy, the healthcare industry and the market for electronic health care solutions and has also assumed that there will be no significant events occurring outside of TELUS’ and Emergis’ normal course of business. Factors that could cause actual results to differ materially include but are not limited to: satisfaction of the conditions of the Offer; valid acceptance of the Offer by holders of 66 2/3% of the Shares not being obtained; approvals or clearances required to be obtained by TELUS and Emergis from regulatory and other agencies and bodies not being obtained in a timely manner or at all; anticipated benefits, efficiencies and cost savings from the business combination or related divestitures not being fully realized; costs or difficulties related to the integration of Emergis’ and TELUS’ operations being greater than expected; business and economic conditions in the principal markets for the companies’ products; competition; economic growth and fluctuations; capital expenditure levels; financing and debt requirements; tax matters; human resource developments; technology; regulatory developments; process risks (including internal reorganizations and integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors listed from time to time in TELUS’ public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and filings in the United States including Form 40-F (on EDGAR at www.sec.gov). The Offeror and TELUS disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the more important questions that you, as a Shareholder, may have about the Offer and the answers to those questions. These Questions and Answers are not meant to be a substitute for the information contained in the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery (collectively, the “Offer Documents”). The information contained in these Questions and Answers is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer Documents. Therefore, you are urged to carefully read the entire Offer Documents prior to making any decision whether or not to tender your Shares. Cross-references have been included in these Questions and Answers to sections of the Offer and Circular where you will find more complete descriptions of the topics mentioned in these Questions and Answers. Unless otherwise defined herein, capitalized terms have the meanings assigned to them in the Glossary. Shareholders are urged to read the Offer Documents in their entirety.

WHAT IS THE OFFER?

The Offeror is offering to purchase all of the Shares in the capital of Emergis at a price of $8.25 in cash for each Share. See Section 1 of the Offer, “The Offer”.

WHO IS OFFERING TO PURCHASE MY SHARES?

The Offeror is an indirect wholly-owned subsidiary of TELUS. TELUS is a leading national telecommunications company in Canada, offering a wide range of wireline and wireless communications products and services including data, Internet protocol (IP), voice, entertainment and video. See Section 1 of the Circular, “The Offeror and TELUS”.

WHAT ARE THE CLASSES OF SECURITIES SOUGHT IN THE OFFER?

The Offeror is offering to purchase all of the Shares. The Offer is made only for the Shares and is not made for any Options, SRs, rights under the Share Purchase Plan or other rights (other than the Rights), if any, to purchase or to receive Shares. Any holder of such Options, SRs or other rights who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise or surrender the Options or SRs, or otherwise convert the rights in order to obtain certificates representing Shares and deposit such Shares in accordance with the terms of the Offer. See “Notice to Option Holders and Participants in SR Plan and Share Purchase Plan”.

HOW MANY SHARES ARE BEING SOUGHT, AT WHAT PRICE AND WHAT IS THE FORM OF PAYMENT?

The Offeror is offering to purchase all of the Shares in the capital of Emergis at a price of $8.25 in cash for each Share. The Offeror estimates that if it acquires all of the Shares (on a fully-diluted basis) pursuant to the Offer, the total cash amount required to purchase such shares will be approximately $766 million. See Section 1 of the Offer, “The Offer”.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

Depositing Shareholders will not be obligated to pay any brokerage fee or similar fee or commission if they accept the Offer by using the services of the Dealer Managers or by depositing their Shares directly with the Depositary. See Section 7 of the Offer, “Take Up and Payment for Deposited Shares”.

WHY ARE TELUS AND THE OFFEROR MAKING THIS OFFER?

The purpose of the Offer is to enable the Offeror to acquire all of the Shares, including Shares issuable upon the exercise or surrender of any Options or SRs. See Section 7 of the Circular, “Purpose of the Offer and Plans for Emergis”.

DOES THE OFFEROR HAVE THE CASH RESOURCES TO PAY FOR THE SHARES?

Yes. TELUS will provide all funding required by the Offeror in connection with the Offer through its available cash on hand and drawdowns on its committed credit facilities. See Section 9 of the Circular, “Source of Funds”. The Offeror’s obligation to purchase the Shares under the Offer is not subject to any financing conditions.

WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER?

The Offer is subject to a number of conditions, including that:

•	there shall have been validly deposited under the Offer and not withdrawn, at the Expiry Time, such number of Shares which represents at least 66 2/3% of the Shares outstanding on a fully-diluted basis;

•	the Offeror shall have determined in its reasonable judgment that there shall not have occurred (or if there shall have occurred prior to the commencement of the Offer, there shall not have been disclosed as part of the Emergis Disclosure Letter) any change, which has had, is having or could reasonably be expected to have a Material Adverse Effect;

•	the Support Agreement shall not have been terminated in accordance with its terms; and

•	neither of the Lock-Up Agreements with Crescendo Partners II L.P. Series M and Eric Rosenfeld, and Libermont Inc., a corporation controlled by Jean C. Monty, shall have been terminated.

See Section 4 of the Offer, “Conditions of the Offer”.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER TO THE OFFER?

The Offer will be open for acceptance until 5:00 p.m. (Eastern Standard Time) on January 16, 2008 unless withdrawn or extended. If you wish to tender your Shares to the Offer, however, you should act immediately to ensure your Shares are properly tendered to the Offer at the Expiry Time. See Section 2 of the Offer, “Time for Acceptance”.

HOW DO I ACCEPT THE OFFER AND TENDER MY SHARES?

You can accept the Offer by depositing the certificate(s) representing your Shares, together with the Letter of Acceptance and Transmittal (printed on blue paper) or a manually-executed facsimile thereof, properly completed and duly executed, at or prior to the Expiry Time, at the office of the Depositary specified in the Letter of Acceptance and Transmittal. Instructions are contained in the Letter of Acceptance and Transmittal which accompanies the Offer and Circular. See Section 3 of the Offer, “Manner of Acceptance — Letter of Acceptance and Transmittal”.

If you wish to accept the Offer and your Shares are held in the name of a nominee, you should request the broker, investment dealer, bank, trust company or other nominee to deposit your Shares with the Depositary.

You may also accept the Offer by following the procedures established by CDS and DTC to have a nominee make a book-entry delivery of Shares. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Book-Entry Transfer”.

If you wish to accept the Offer and your certificates are not immediately available or you cannot deliver the certificates to the Depositary at or prior to the Expiry Time, you may accept the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Should you have any additional questions or require assistance in tendering your Shares to the Offer, please contact the Information Agent for the Offer, Laurel Hill Advisory Group, LLC, toll-free (within North America only) at 1-800-555-3858 or the Depositary, Computershare Investor Services Inc., at 1-800-564-6253.

IF I ACCEPT THE OFFER, WHEN WILL I BE PAID?

If the conditions of the Offer are satisfied or waived, the Offeror will take up and pay for all Shares validly deposited under the Offer and not withdrawn as soon as practicable, but in any event not later than three business days after the Expiry Date. See Section 7 of the Offer, “Take Up and Payment for Deposited Shares”.

WHAT DOES EMERGIS’ BOARD OF DIRECTORS THINK OF THE OFFER?

Emergis has entered into the Support Agreement with TELUS. The Support Agreement sets forth the terms and conditions upon which the Offer is to be made. See Section 6 of the Circular, “Agreements related to the Offer — Support Agreement”.

The directors of Emergis (other than Pierre Ducros, a director of both TELUS and Emergis who was required to abstain for independence reasons) have UNANIMOUSLY APPROVED the Offer, UNANIMOUSLY DETERMINED that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders, UNANIMOUSLY DETERMINED that the Offer is in the best interests of Emergis and the Shareholders and UNANIMOUSLY RECOMMENDED that Shareholders ACCEPT the Offer and TENDER their Shares.

Each of Desjardins Securities Inc. and Genuity Capital Markets G.P., the financial advisors to the Board of Directors, have delivered opinions to the Board of Directors to the effect that the consideration to be received by the holders of Shares pursuant to the Offer is fair, from a financial point of view, to such holders of Shares.

v

HAVE ANY EMERGIS SHAREHOLDERS AGREED TO TENDER THEIR SHARES?

Yes. TELUS has entered into the Lock-Up Agreements with the Supporting Shareholders whereby a number of shareholders of Emergis, including all of its directors and executive officers who own Shares, have agreed to accept the Offer and to deposit or cause to be deposited under the Offer all of the Shares which they own or over which they exercise direction or control, including Shares issuable upon the exercise of outstanding Options held by them representing, in the aggregate, approximately 22% of the issued and outstanding Shares on a fully-diluted basis. See Section 6 of the Circular, “Agreements Related to the Offer — Lock-Up Agreements”.

IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY SHARES?

It is the Offeror’s current intention that, if it takes up and pays for Shares deposited pursuant to the Offer, it will enter into one or more transactions to acquire all the Shares not acquired pursuant to the Offer in the following circumstances:

•	If the Offer has been accepted by holders of not less than 90% of the outstanding Shares, on a fully-diluted basis, other than Shares held as of the date of the Offer by or on behalf of the Offeror, TELUS or any of their affiliates or associates (as defined in the CBCA) within 120 days after the date of the Offer the Offeror may, at its option, acquire pursuant to a Compulsory Acquisition Transaction the remainder of the Shares from those Shareholders who have not accepted the Offer.

•	If that statutory right of acquisition is not available or not used, the Offeror intends to acquire the remaining Shares not tendered to the Offer and Emergis has agreed to assist the Offeror in acquiring the balance of the Shares by way of a Subsequent Acquisition Transaction, provided that the consideration per Share is at least equal in value to the Offered Consideration.

See Section 8 of the Circular, “Acquisition of Shares Not Deposited”.

FOLLOWING THE OFFER, WILL EMERGIS CONTINUE AS A PUBLIC COMPANY?

If and when the Shares are no longer widely held, Emergis may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities Laws of certain provinces of Canada. If permitted by applicable Law, subsequent to completion of the Offer or a Compulsory Acquisition Transaction or any Subsequent Acquisition Transaction, the Offeror intends to apply to delist the Shares from the TSX and, provided that there are fewer than 15 securityholders of Emergis in any province, and apply to have Emergis cease to be a reporting issuer under the securities Laws of each such province. See Section 15 of the Circular, “Effect of the Offer on the Market for Shares, Stock Exchange Listings and Public Disclosure by Emergis”.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

The closing price of the Shares on the TSX on November 28, 2007, the last trading day prior to the day on which the Offer was announced, was $6.94. The consideration offered under the Offer represents a premium of $1.31 or approximately 19% to the closing price of the Shares on the TSX on November 28, 2007. Shareholders are urged to obtain a current market quotation for the Shares.

HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?

The sale of Shares pursuant to the Offer will be a taxable disposition for Canadian federal income tax purposes and may give rise to tax consequences to the depositing Shareholder. See Section 20 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of accepting the Offer or of any Compulsory Acquisition, Compelled Acquisition or Subsequent Acquisition Transaction.

WHOM CAN I CALL WITH ADDITIONAL QUESTIONS?

The Dealer Managers for the Offer are:

In Canada:	In the United States:

J.P. MORGAN SECURITIES CANADA INC. 200 Bay Street, Suite 1800 Toronto, Ontario Canada M5J 2J2 Telephone: (416) 981-9263	J.P. MORGAN SECURITIES INC. 270 Park Avenue New York, New York USA 10017 Telephone: (212) 622-2441

The Information Agent for the Offer is:

LAUREL HILL ADVISORY GROUP, LLC

366 Bay Street
Toronto, Ontario M5H 4B2

North American Toll Free: 1-800-555-3858

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:	By Registered Mail, by Hand or by Courier:
P.O. Box 7021, 31 Adelaide Street E Toronto, Ontario M5C 3H2 Attention: Corporate Actions	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com
Website: www.computershare.com

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer Documents. Certain capitalized words and terms used in this summary are defined in the Glossary. The information concerning Emergis contained herein and in the Offer Documents has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources, unless otherwise indicated, and has not been independently verified by the Offeror or TELUS. Although neither the Offeror nor TELUS has any knowledge that would indicate that any statements contained herein relating to Emergis taken from or based upon such documents and records are inaccurate or incomplete, neither the Offeror, TELUS nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Emergis taken from or based upon such documents and records, or for any failure by Emergis to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or TELUS. Shareholders are urged to read the Offer Documents in their entirety.

The Offer

The Offeror hereby offers to purchase, upon the terms and subject to the conditions described herein, all of the Shares, including Shares issuable upon the exercise or surrender of any outstanding Options, at a price of $8.25 in cash per Share.

Time for Acceptance

The Offer will be open for acceptance until 5:00 p.m. (Eastern Standard Time) on January 16, 2008 unless withdrawn or extended. See Section 2 of the Offer, “Time for Acceptance”.

Recommendation

The directors of Emergis (other than Pierre Ducros, a director of both TELUS and Emergis who was required to abstain for independence reasons) have UNANIMOUSLY APPROVED the Offer, UNANIMOUSLY DETERMINED that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders, UNANIMOUSLY DETERMINED that the Offer is in the best interests of Emergis and the Shareholders and UNANIMOUSLY RECOMMENDED that Shareholders ACCEPT the Offer and TENDER their Shares.

Fairness Opinions

Each of Desjardins Securities Inc. and Genuity Capital Markets G.P., the financial advisors to the Board of Directors, have delivered opinions to the Board of Directors to the effect that the consideration to be received by the holders of Shares pursuant to the Offer is fair, from a financial point of view, to the Shareholders.

Support Agreement

On November 28, 2007, Emergis entered into the Support Agreement with TELUS. The Support Agreement sets forth the terms and conditions upon which the Offer is to be made by TELUS, either directly or indirectly through a wholly-owned subsidiary. TELUS has assigned all of its rights and obligations under the Support Agreement to the Offeror, but remains jointly and severally liable with the Offeror for the Offeror’s obligations thereunder. Pursuant to the Support Agreement, Emergis has agreed to support the Offer, not to solicit any competing Acquisition Proposals and to pay the Offeror the Termination Fee in a sum equal to $15 million upon the occurrence of certain events prior to the Expiry Time. The Support Agreement also provides the Offeror with the right to match any Superior Proposal. See Section 6 of the Circular, “Agreements Related to the Offer — Support Agreement”.

Lock-Up Agreements

TELUS has entered into the Lock-Up Agreements with the Supporting Shareholders. Pursuant to the Lock-Up Agreements, the Supporting Shareholders have agreed to accept the Offer and to deposit or cause to be deposited under the Offer all of the Shares which they own or over which they exercise direction or control, including Shares received upon the exercise of outstanding Options and SRs held by them. The Supporting Shareholders are the direct or beneficial owners of approximately 20,427,674 Shares in the aggregate, or approximately 22% of the issued and outstanding Shares on a fully-diluted basis. The Lock-Up Agreements may be terminated by the Supporting Shareholders if the Support Agreement is terminated in accordance with its terms. See Section 6 of the Circular, “Agreements Related to the Offer — Lock-Up Agreements”.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Shares, including Shares issuable upon the exercise or surrender of any Options. If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the Shares validly deposited under the Offer, the Offeror intends to acquire any Shares not deposited under the Offer by Compulsory Acquisition. If that statutory right of acquisition is not available or not used by the Offeror, the Offeror has agreed under the Support Agreement to pursue other lawful means of acquiring the remaining Shares not tendered to the Offer. If the Minimum Condition is satisfied and the Offeror takes up and pays for the Shares deposited under the Offer, the Offeror should own a sufficient number of Shares to effect a Subsequent Acquisition Transaction. See Section 7 of the Circular, “Purpose of the Offer and Plans for Emergis”.

Conditions of the Offer

The Offeror has the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror at or prior to the Expiry Time. Those conditions include there being validly deposited under the Offer and not withdrawn, at the Expiry Time and at the time that the Offeror first takes up and pays for the Shares, that number of Shares that represents at least 66 2/3% of the Shares outstanding on a fully-diluted basis (the “Minimum Condition”). See Section 4 of the Offer, “Conditions of the Offer”.

Actions by the Offeror

Under the Support Agreement, the Offeror is not entitled to modify or amend any conditions of the Offer (including the Minimum Condition) or add any conditions to the Offer without having obtained the prior written consent of Emergis. Any extension of the Offer does not constitute an amendment, modification or addition of conditions to the Offer). See Section 6 of the Circular, “Agreements Related to the Offer — Support Agreement”.

Manner of Acceptance

A Shareholder wishing to accept the Offer must deposit the certificate(s) representing such Shareholder’s Shares, together with the Letter of Acceptance and Transmittal (printed on blue paper) or a manually-executed facsimile thereof, properly completed and duly executed, at or prior to the Expiry Time, at the offices of the Depositary specified in the Letter of Acceptance and Transmittal. Instructions are contained in the Letter of Acceptance and Transmittal, which accompanies the Offer and Circular. A Shareholder wishing to accept the Offer whose Shares are held in the name of a nominee should request the broker, investment dealer, bank, trust company or other nominee to deposit such Shareholder’s Shares with the Depositary as soon as possible. A Shareholder wishing to accept the Offer and whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time may accept the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders may also accept the Offer in Canada by following the procedures for book-based transfer, provided that a confirmation of the book-transfer of Shares through CDSX into the Depositary’s account at CDS is received by the Depositary at its office in Toronto prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Shares through the CDS book-based transfer system will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and to have acknowledged that the Offeror may enforce such terms against the applicable Shareholder, and therefore, any book-based transfer of Shares into the Depositary’s account at CDS in accordance with CDS procedures will be considered a valid tender in accordance with the terms of the Offer. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Book-Entry Transfer”.

Shareholders may also accept the Offer by following the procedures established by DTC for book-entry transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Book-Entry Transfer”.

Shareholders will not be required to pay any brokerage or similar fees or commissions if they accept the Offer by using the services of the Dealer Managers or transmit their Shares directly to the Depositary.

Withdrawal of Deposited Shares

Shares deposited under the Offer may be withdrawn at any time if the Shares have not been taken up by the Offeror and in the other circumstances described in Section 6 of the Offer, “Withdrawal of Deposited Shares”.

Take Up and Payment for Deposited Shares

The Offeror will deposit with the Depositary prior to the Expiry Time the full amount of the funds required to pay for all Shares deposited with the Depositary under the Offer. Upon the terms and subject to the conditions of the Offer, the Offeror will take up and pay for all Shares validly deposited under the Offer and not withdrawn as soon as practicable, but in any event not later than three business days after the Expiry Time. Any Shares deposited under the Offer after the first date on which Shares have been taken up by the Offeror will be taken up and paid for within 10 days of such deposit. See Section 7 of the Offer, “Take Up and Payment for Deposited Shares”.

Stock Option Plans, SR Plan and Share Purchase Plan

The Offer is made only for the Shares and is not made for any Options, SRs, rights under the Share Purchase Plan or other rights (other than the Rights), if any, to purchase or to receive Shares.

Holders of Options who wish to accept the Offer must exercise their Options in order to obtain certificates representing Shares and then deposit those Shares under the Offer. Under the Support Agreement, Emergis has confirmed that, subject to the receipt of all Appropriate Regulatory Approvals, Emergis will make such amendments to the Stock Option Plans, waive such conditions under the Stock Option Plans and take all such other steps as may be necessary or desirable to allow all Persons holding Options pursuant to the Stock Option Plans (a) to exercise their Options on an accelerated vesting basis solely for the purpose of tendering to the Offer all Shares issued in connection with such exercise of Options, (b) to effect a cashless exercise of their Options for the purpose of tendering to the Offer all Shares issued in connection with such cashless exercise; or (c) to surrender their Options in exchange for the payment by Emergis of their in-the-money value. Emergis has also agreed to cause all vested Options that have not been exercised on or prior to the Expiry Time to be cancelled and forfeited without any compensation to the holders thereof. Emergis has agreed to terminate the Stock Option Plans, conditional upon the completion of the transactions contemplated by the Offer. See Section 5 of the Circular, “Stock Option Plans and Other Incentive Plans”.

Holders of SRs and participants in the Share Purchase Plan who wish to accept the Offer must exercise their rights under the SR Plan and Share Purchase Plan, as the case may be, in order to obtain certificates representing Shares and then deposit, or cause the trustee under the SR Plan or the Share Purchase Plan to deposit, those Shares under the Offer. Under the Support Agreement, Emergis has agreed that, subject to the receipt of all Appropriate Regulatory Approvals, Emergis will make such elections and take all such steps as may be necessary or desirable pursuant to the SR Plan and Share Purchase Plan to allow each participant under such plans to instruct the trustee under the SR Plan or Share Purchase Plan, as the case may be, to tender to the Offer, on behalf of such participant, the number of Shares (rounded down to the next whole number) to which such participant is entitled pursuant to the SR Plan or Share Purchase Plan (whether currently vested or not), provided that any entitlement of a participant to fractional Shares shall be satisfied by way of cash payment, on the basis of the Offered Consideration, conditional upon the Offeror agreeing to take up Shares deposited pursuant to the Offer. Emergis has also agreed to terminate the SR Plan and Share Purchase Plan, conditional upon the completion of the transactions contemplated by the Offer. See Section 5 of the Circular, “Stock Option Plans and Other Incentive Plans”.

Acquisition of Shares Not Deposited

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% (as required by section 206 of the CBCA) of the outstanding Shares on a fully-diluted basis, other than Shares held as of the date of the Offer by or on behalf of the Offeror, TELUS or any of their affiliates or associates (as such terms are defined in the CBCA), the Offeror may, at its option, acquire pursuant to a Compulsory Acquisition Transaction the remainder of the Shares from those Shareholders who have not accepted the Offer. If that statutory right of acquisition is not available or not used by the Offeror, the Offeror has agreed under the Support Agreement to pursue other lawful means of acquiring the remaining Shares not tendered to the Offer and Emergis has agreed to assist the Offeror in acquiring the balance of the Shares by way of a Subsequent Acquisition Transaction, provided that the consideration per Share is at least equal in value to the Offered Consideration. See Section 8 of the Circular, “Acquisition of Shares Not Deposited”.

Certain Canadian Federal Income Tax Considerations

The sale of Shares pursuant to the Offer will be a taxable disposition for Canadian federal income tax purposes.

Canadian residents who hold Shares as capital property and who dispose of their Shares to the Offeror pursuant to the Offer will realize a capital gain or capital loss to the extent that the cash received exceeds or is less than the total of the adjusted cost base of their Shares and their disposition expenses.

Non-residents of Canada who dispose of their Shares to the Offeror pursuant to the Offer will generally not be subject to tax in Canada in respect of the sale of their Shares, provided the Shares do not constitute taxable Canadian property to such non-resident Shareholders.

The foregoing is a brief summary of the principal Canadian federal income tax considerations only and is qualified in its entirety by the more detailed general description of Canadian federal income tax considerations in Section 20 of the Circular, “Certain Canadian Federal Income Tax Considerations”, which Shareholders are urged to read. Shareholders are also urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a disposition of Shares pursuant to a Compulsory Acquisition, Compelled Acquisition or any Subsequent Acquisition Transaction.

Depositary

Computershare Investor Services Inc. is acting as depositary under the Offer and will receive deposits of certificates representing Shares and accompanying Letters of Acceptance and Transmittal at the offices specified in the Letter of Acceptance and Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its office specified in the Notice of Guaranteed Delivery. The Depositary will also facilitate book-entry transfers of Shares. See Section 22 of the Circular, “Financial Advisors, Depositary, Information Agent and Dealer Managers”.

Dealer Managers

TELUS and the Offeror have retained J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities Inc. to serve as dealer managers for the Offer in Canada and the United States, respectively. J.P. Morgan Securities Canada Inc. may form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offer in Canada. In that event, the Offeror will pay customary soliciting dealer fees in connection with the tender of Shares. Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by using the services of the Dealer Managers or by transmitting their Shares directly to the Depositary.

Information Agent

Laurel Hill Advisory Group, LLC is acting as information agent under the Offer. Laurel Hill will be responsible for providing information about the Offer to Shareholders resident in Canada and the United States. Enquiries concerning the information in this document should be directed to Laurel Hill’s North American toll-free number at 1-800-555-3858. See Section 22 of the Circular, “Financial Advisors, Depositary, Information Agent and Dealer Managers”.

GLOSSARY

In the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined, the following terms have the meanings set forth below:

“Acquisition Proposal” means (a) any proposal or offer (whether binding or not) made by a third party which relates to (i) any take-over bid, merger, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of Emergis or any Subsidiary, other than a Permitted Transaction; (ii) any sale, lease, licence (other than licences in the ordinary course of business), mortgage, hypothecation, pledge, transfer or other disposition of all or a material portion of the assets of Emergis and its Subsidiaries taken as a whole, whether in a single transaction or series of linked transactions, other than a Permitted Transaction; (iii) any sale or acquisition of 20% or more of Emergis’ shares of any class or rights or interests therein or thereto in a single transaction or series of linked transactions; (iv) any similar business combination or transaction, of or involving Emergis and one or more of its Subsidiaries; (b) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; or (c) any public announcement of an intention to do any of the foregoing from any Person other than the Offeror or any affiliate of the Offeror;

“affiliate” has the meaning ascribed thereto in the Securities Act (Québec) R.S.Q. chapter V-1.1, as amended from time to time;

“Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, stating that DTC has received an express acknowledgment from the participant in DTC depositing the Units that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Acceptance and Transmittal and that the Offeror may enforce such agreement against such participant;

“AMF” means the Autorité des marchés financiers (Québec);

“AMF Regulation Q-27” means Regulation Q-27 of the AMF, as amended;

“Appointee” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Appropriate Regulatory Approvals” means the sanctions, rulings, consents, orders, exemptions, permits, licences, authorizations and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entity that are necessary for the consummation of the transactions contemplated by the Support Agreement, as listed in Schedule 1.1 of the Emergis Disclosure Letter. With respect to the Competition Act, Appropriate Regulatory Approval means (a) the issuance of an advance ruling certificate pursuant to section 102 of the Competition Act by the Commissioner to the effect that the Commissioner would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by the Support Agreement; or (b) that (i) the waiting period under section 123 of the Competition Act shall have expired or shall have been waived or terminated, and (ii) the Offeror shall have been advised in writing by the Commissioner of Competition that she has determined not to make an application for an order under section 92 or section 100 of the Competition Act in respect of the transactions contemplated by the Support Agreement and any terms and conditions attached to any such advice shall be acceptable to the Offeror, acting reasonably;

“associate” has the meaning ascribed thereto in the Securities Act (Québec) R.S.Q. chapter V-1.1, as amended from time to time;

“Board of Directors” means the board of directors of Emergis;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Shares into the Depositary’s account at CDS or DTC;

“business combination” unless otherwise defined has the meaning ascribed thereto in OSC Rule 61-501;

“Canadian GAAP” means Canadian generally accepted accounting principles as defined from time to time by the Accounting Standards Board of the Canadian Institute of Chartered Accountants in the Handbook of the Canadian Institute of Chartered Accountants;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c.C-4, as amended from time to time;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the take-over bid circular accompanying the Offer and forming part thereof;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition, including any representative of the Canadian Competition Bureau;

“Compelled Acquisition” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of Shares Not Deposited — Compelled Acquisition”;

“Competition Act” means the Competition Act (Canada), R.S.C. 1985, c.C-34, as amended from time to time;

“Competition Tribunal” has the meaning ascribed thereto in the Competition Act;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of Shares Not Deposited — Compulsory Acquisition”;

“Compulsory Acquisition Transaction” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of Shares Not Deposited — Compulsory Acquisition”;

“Confidentiality Agreement” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Confidentiality Agreement”;

“Dealer Managers” means, in Canada, J.P. Morgan Securities Canada Inc. and, in the United States, J.P. Morgan Securities Inc.;

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary under the Offer;

“Deposited Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Deposit Period” means the period commencing on the date hereof and ending at the Expiry Time;

“Directors’ Circular” means the circular to be prepared by the Board of Directors and to be sent to all Shareholders in connection with the Offer;

“Dissenting Offeree” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of Shares Not Deposited — Compulsory Acquisition”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“DTC” means The Depository Trust Company;

“Effective Date” means the first date on which the Offeror takes up and pays for Shares under the Offer;

“Effective Time” means 1:00 a.m. (Eastern Standard Time) on the Effective Date;

“Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), where the members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“Emergis” means Emergis Inc., a corporation incorporated under the federal Laws of Canada;

“Emergis Disclosure Letter” means the disclosure letter of Emergis relating to the Support Agreement;

“Emergis Representative” means any officer, director, employee, representative or agent of Emergis or any of its Subsidiaries, including for greater certainty any investment banker, financial advisor or legal counsel;

“Employment Agreements” means the employment agreements between TELUS and each of the Management Employees;

“Exclusivity Agreement” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Exclusivity Agreement”;

“Expiry Date” means the Initial Expiry Date or any subsequent date set out in any notice of the Offeror extending the period during which Shares may be deposited under the Offer;

“Expiry Time” means 5:00 p.m. (Eastern Standard Time) on the Expiry Date;

“Fairness Opinions” means the fairness opinions delivered by Desjardins Securities Inc. and Genuity Capital Markets G.P. to the Board of Directors;

“fully-diluted basis” means, with respect to the number of outstanding Shares at any time, the number of Shares of any class that would be outstanding assuming exercises of all outstanding Options and other rights to purchase or receive Shares, but excluding the Rights (as defined in the Shareholder Rights Plan);

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government or any governmental or public department, central bank, court, tribunal, commission, board, bureau, agency or instrumentality, domestic or foreign; (b) any subdivision, agent or authority of any of the foregoing; or (c) any quasi-governmental or private body, including any trade or standards association, exercising any regulatory, expropriation or taxing authority under or for the account of any of the above or otherwise;

“Information Agent” or “Laurel Hill” means Laurel Hill Advisory Group, LLC;

“Initial Expiry Date” means January 16, 2008;

“Laws” means all laws (including common law and civil law), by-laws, statutes, rules, regulations, orders, ordinances, judgments, decrees or other requirements, having the force of laws whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority, permit, membership, contract with, or licence of, any Governmental Entity;

“Letter of Acceptance and Transmittal” means the Letter of Acceptance and Transmittal in the form printed on blue paper accompanying the Offer and Circular;

“Lock-Up Agreements” means the lock-up agreements between TELUS and each of the Supporting Shareholders;

“Management Employees” means, collectively, François Côté, Carlos Carreiro, Marc Filion, François Gratton, Mark Groper, Monique Mercier, Keith Nugara and Yogendra Appalraju;

“Material Adverse Effect” means, with respect to Emergis and the Subsidiaries, any fact, circumstance, occurrence, change or effect that has or could reasonably be expected to have a material and adverse effect on the results of operations or financial condition of Emergis and the Subsidiaries, on a consolidated basis, or the ability of Emergis to perform its obligations under the Support Agreement in any material respect, provided, however, that any such fact, circumstance, occurrence, change or effect relating to:

(a) changes in general economic or financial conditions or the securities market in North America;

(b) changes in Laws or interpretations thereof by any Governmental Entity or changes in accounting rules;

(c) changes affecting generally the industries in which Emergis or any of the Subsidiaries conduct business in North America;

(d) the announcement of the transactions contemplated by the Support Agreement or other communication by TELUS or the Offeror of its plans or intentions with respect to any of the businesses of Emergis or any of the Subsidiaries;

(e) changes in the business relationship of Emergis or the Subsidiaries with any direct competitor of TELUS or the Offeror;

(f) the consummation of the transactions contemplated by the Support Agreement or any actions by TELUS or the Offeror or Emergis required to be taken pursuant to the Support Agreement;

(g) any natural disaster or epidemic or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(h) any change in the market price or trading volume of the Shares;

(i) any failure by Emergis to meet any forecasts, projections or earnings guidance or expectations provided or released by Emergis or equity analysts, for any period (it being understood that causes underlying and other facts relating to such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(j) any actual or threatened suit, claim, action or proceeding disclosed in the Emergis Disclosure Letter, including any adverse development therein, but for greater certainty this exclusion shall not apply to any actual or threatened tax assessment or tax reassessment by any Governmental Entity, in each case for amounts greater than those disclosed in the Emergis Disclosure Letter; and

(k) the announcement or consummation of any Permitted Transaction,

shall, in each case, be deemed not to constitute a “Material Adverse Effect” and shall not be considered in determining whether a “Material Adverse Effect” has occurred;

“Minimum Condition” has the meaning ascribed to it in Section 4 of the Offer, “Conditions of the Offer”;

“Notice of Guaranteed Delivery” means the Notice of Guaranteed Delivery in the form printed on green paper accompanying the Offer and Circular;

“Offer” means the offer to purchase the Shares, including Shares issuable upon the exercise of outstanding Options, made hereby to Shareholders, the terms and conditions of which are set forth in the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery;

“Offered Consideration” means $8.25 per Share to be paid in cash;

“Offer Documents” means, collectively, the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery;

“Offeror” means 6886116 Canada Ltd., a corporation incorporated under the federal Laws of Canada;

“Offeror Notice” has the meaning ascribed thereto in Section 8 of the Circular, “Acquisition of Shares Not Deposited — Compulsory Acquisition”;

“Options” means any outstanding options to purchase Shares under the Stock Option Plans;

“OSC” means the Ontario Securities Commission;

“OSC Rule 61-501” means OSC Rule 61-501, as amended;

“Permitted Transactions” means the transactions described as “Permitted Transactions” in the Emergis Disclosure Letter;

“Person” includes an individual, partnership, association, corporation, company, limited liability company, unincorporated association, unincorporated syndicate or organization, trust, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Support Agreement”;

“Proposed Agreement” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Support Agreement — Changes in Recommendation”;

“Purchased Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Restrictive Covenant Agreements” means the restrictive covenant agreements in favour of TELUS executed by each of the Management Employees;

“Retention Agreement” means the retention arrangement between TELUS and Robert Comeau;

“Rights” has the meaning ascribed thereto in the Shareholder Rights Plan;

“Shareholder Rights Plan” means the Shareholder Rights Plan of Emergis dated as of June 16, 2004, as amended or supplemented from time to time;

“Shareholders” means the holders of Shares;

“Share Purchase Plan” means the Amended and Restated Employees’ Share Purchase Plan (1999) of Emergis dated as of May 10, 2007, as amended or supplemented from time to time;

“Shares” means the issued and outstanding common shares in the capital of Emergis, together with the associated Rights and “Share” means any one Share and its associated Right;

“Share Unit” means a unit credited by means of bookkeeping entry in the books of Emergis to the account of a participant in the Share Unit Plan;

“Share Unit Plan” means the Amended and Restated Share Unit Plan for non-employee directors of Emergis (1999) dated as of April 6, 2006, as amended or supplemented from time to time;

“SR Plan” means the Amended and Restated Share Rights Plan of Emergis dated as of February 16, 2006, as amended or supplemented from time to time;

“SRs” means any rights outstanding under the SR Plan to receive Shares held by the trustee under the SR Plan;

“Stock Option Plans” means, collectively, the Amended and Restated Share Option Plan of Emergis dated as of May 10, 2007, the Amended and Restated SNS/Assure Corp Incentive Stock Option Plan dated as of December 12, 1995 and the Amended and Restated S.N.S. Shared Heath Network Services Ltd. Incentive Stock Option Plan dated as of March 15, 1991, in each case as amended or supplemented from time to time;

“Subject Shares” means the Shares subject to the Lock-Up Agreements;

“Subsequent Acquisition Transaction” has the meaning ascribed in Section 8 of the Circular, “Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction”;

“Subsidiary” means, with respect to Emergis, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned, directly or indirectly (through one or more subsidiaries), by Emergis and shall include any body corporate, partnership, joint venture or other entity over which Emergis exercises direction or control;

“Superior Proposal” means an unsolicited, binding bona fide Acquisition Proposal to acquire not less than 50.1% of the outstanding Shares or all or substantially all of the assets of Emergis on a consolidated basis made by a third party to Emergis in writing after the date hereof (a) that is likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal; (b) in respect of which any required financing to complete such Acquisition Proposal has been obtained; and (c) that the Board of Directors has determined in good faith after consulting with its financial and legal advisors would, taking into account all of the terms and conditions of such Acquisition Proposal and if consummated in accordance with its terms, result in a transaction more favorable, from a financial point of view (taking into account all terms and conditions including financing terms, any termination fee payable under the Acquisition Proposal and any conditions to the consummation thereof), to Shareholders than the Offer (including any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to the Support Agreement, if applicable);

“Support Agreement” means the Support Agreement dated November 28, 2007 between TELUS and Emergis;

“Supporting Shareholders” means, collectively, Crescendo Partners II L.P. Series M, Eric Rosenfeld, Libermont Inc., Pierre Ducros, François Côté, J. Spencer Lanthier, Peter C. Maurice, Carlos Carreiro, Robert Comeau, Marc Filion, François Gratton, Mark Groper, Monique Mercier, Keith Nugara and Yogendra Appalraju;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Termination Fee” has the meaning ascribed thereto in Section 6 of the Circular, “Agreements Related to the Offer — Support Agreement — Termination Fee”; and

“TSX” means The Toronto Stock Exchange.

OFFER

December 11, 2007

TO: THE HOLDERS OF SHARES OF EMERGIS INC.

1.	THE OFFER

The Offeror hereby offers to purchase, upon the terms and subject to the conditions described herein, all of the Shares, including Shares issuable upon the exercise or surrender of any outstanding Options, at a price of $8.25 in cash per Share.

The Offer is made only for the Shares and is not made for any Options, SRs or rights under the Share Purchase Plan or other rights (other than the Rights), if any, to purchase or to receive Shares. Any holder of such Options, SRs or other rights who wishes to accept the Offer must, to the extent permitted thereby and hereby, exercise or surrender the Options, SRs or rights, or otherwise convert the rights in order to obtain certificates representing Shares and deposit such Shares in accordance with the terms of the Offer. See “Notice to Option Holders and Participants in SR Plan and Share Purchase Plan”. Any such conversion or exercise must be sufficiently in advance of the Expiry Time to ensure that Shares will be available for deposit at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of this Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

The accompanying Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

2.	TIME FOR ACCEPTANCE

The Offer will be open for acceptance until 5:00 p.m. (Eastern Standard Time) on January 16, 2008 unless withdrawn or extended. See Section 5 of the Offer, “Extension and Variation of the Offer”.

3.	MANNER OF ACCEPTANCE

Letters of Acceptance and Transmittal

The Offer may be accepted by delivering to the Depositary at any of the offices listed in the Letter of Acceptance and Transmittal accompanying the Offer and Circular so as to arrive there not later than the Expiry Time:

(a)	a Letter of Acceptance and Transmittal (printed on blue paper) in the form accompanying the Offer and Circular or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Acceptance and Transmittal; and

(b)	any other document required by the instructions set out in the Letter of Acceptance and Transmittal; and

(c)	the certificate or certificates representing the Shares in respect of which the Offer is being accepted.

Shareholders may also accept the Offer by following the procedures for a book-entry transfer established by CDS or DTC. Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Shares under the Offer. CDS and DTC will be issuing instructions to its participants as to the method of depositing such Shares under the terms of the Offer. See “Procedure for Book-Entry Transfer” below.

Except as otherwise provided in the instructions set out in the Letter of Acceptance and Transmittal or as may be permitted by the Offeror, the signature on the Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If a Letter of Acceptance and Transmittal is executed by a Person other than the registered holder of the Shares represented by the certificate(s) deposited therewith, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution. See “Power of Attorney” below.

In addition, Shares may be deposited in compliance with the procedures set forth below for guaranteed delivery not later than the Expiry Time.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and the certificates representing the Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, those Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c)	the certificate(s) representing deposited Shares in proper form for transfer, together with a Letter of Acceptance and Transmittal in the form accompanying the Offer and Circular or a manually executed facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery at or prior to 5:00 p.m. (Eastern Standard Time) on the third trading day on the TSX after the date on which the Expiry Time occurs.

The Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Acceptance and Transmittal and accompanying Share certificates to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

Procedure for Book-Entry Transfer

Canada:  Shareholders may also accept the Offer in Canada by following the procedures for book-based transfer, provided that a confirmation of the book-transfer of Shares through CDSX into the Depositary’s account at CDS is received by the Depositary at its office in Toronto prior to the Expiry Time. The Depositary has established an account at CDS for purposes of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Shares through the CDS book-based transfer system will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-based transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and to have acknowledged that the Offeror may enforce such terms against the applicable Shareholder and therefore any book-based transfer of Shares into the Depositary’s account at CDS in accordance with CDS procedures will be considered a valid tender in accordance with the terms of the Offer.

United States:  Shareholders may also accept the Offer by following the procedures established by DTC for book-entry transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, a Letter of Acceptance and Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with any required signature guarantees (or an Agent’s Message in lieu of a Letter of Acceptance and Transmittal) and a Book-Entry Confirmation and any other required documents, must, in any case, be received by the Depositary, at its address listed in the Letter of Acceptance and Transmittal, no later than the Expiry Time, or the depositing Shareholder must comply with the guaranteed delivery procedure described above. Delivery of documents to DTC does not constitute delivery to the Depositary.

General

In all cases, payment for Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificates representing the Shares (or Book-Entry Confirmation), a Letter of Acceptance and Transmittal or a manually executed facsimile thereof (or Agent’s Message in lieu thereof), if applicable, properly completed and duly executed, covering those Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Acceptance and Transmittal (or in the case of Shares deposited by book-entry transfer in the United States, an Agent’s Message), and any other required documents.

The method of delivery of certificates representing Shares (including an Agent’s Message), the Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the Person depositing same. The Offeror recommends that all such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

Shareholders wishing to accept the Offer whose Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Shares.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation on the Offeror, the Dealer Managers, the Depositary, the Information Agent or any other Person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

Dividends and Distributions

Subject to the terms and conditions of the Offer, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Shares covered by the Letter of Acceptance and Transmittal (or the Agent’s Message delivered in lieu thereof) delivered to the Depositary or, in the case of Shares deposited through CDSX, if applicable, the Shares so deposited, (in either case, the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

An executed Letter of Acceptance and Transmittal (or, in the case of Shares deposited by book-entry transfer, the making of the book-entry transfer) irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Acceptance and Transmittal or deposited by book-entry transfer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Shares”) any officer or director of the Offeror and any other Person designated by the Offeror in writing (each, an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution, of the depositing Shareholder. The Letter of Acceptance and Transmittal (or, in the case of Shares deposited by book-entry transfer, the making of the book-entry transfer) authorizes an Appointee, in the name and on behalf of such Shareholder, (a) to register or record the transfer and/or cancellation of such Purchased Shares (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Emergis; (b) for so long as any Purchased Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including without limitation to vote, execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Shares, revoke any such instrument, authorization or consent to designate in such instrument, authorization or consent any Person or Persons as the proxy of such Shareholder in respect of the Purchased Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Emergis; and (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder.

A Shareholder accepting the Offer under the terms of the Letter of Acceptance and Transmittal (and in the case of Shares deposited by book-entry transfer, by the making of the book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder, unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Shares at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Emergis and not to exercise any of the other rights or privileges attached to the Purchased Shares, or otherwise act with respect thereto, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares, and to appoint in any such instruments of proxy, authorizations or consents, the Person or Persons specified by the Offeror as the proxy of the holder of the Purchased Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

Further Assurances

A Shareholder accepting the Offer (including a Shareholder that accepts the Offer by making a book-entry transfer) who is deemed to have completed and submitted a Letter of Acceptance and Transmittal covenants under the terms of the Letter of Acceptance and Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representative, successors and assigns of such holder.

Depositing Shareholders’ Representations and Warranties

The acceptance of the Offer pursuant to the procedures set forth above constitutes an agreement between a depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (a) the Person signing the Letter of Acceptance and Transmittal or on whose behalf Shares have been tendered through the book-entry system, as applicable, has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited to the Offer; (b) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other Person; (c) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (d) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, the Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	there shall have been validly deposited and not withdrawn, at the Expiry Time, such number of Shares which represents at least 66 2/3% of the Shares outstanding on a fully-diluted basis (the “Minimum Condition”);

(b)	the Appropriate Regulatory Approvals (including those relating to any Compulsory Acquisition or Subsequent Acquisition Transaction) shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(c)	the Offeror shall have determined, in its reasonable judgement, that (a) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity by any other Person in Canada or elsewhere, whether or not having the force of Law and (b) no Law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied:

(i)	to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to the Offeror of Shares pursuant to the Offer or the rights of the Offeror to own or exercise full rights of ownership of the Shares purchased pursuant to the Offer; or

(ii)	which, if the Offer was consummated in accordance with its terms, could, in the Offeror’s reasonable judgment, be expected to have a Material Adverse Effect; or

(iii)	which could adversely affect the ability of the Offeror to effect a Compulsory Acquisition or any Subsequent Acquisition Transaction; or

(iv)	seeking to prohibit the Offeror from effectively controlling in any material respect the business or operations of Emergis or any of its Subsidiaries; or

(v)	which, in the Offeror’s sole discretion, acting reasonably, could prevent or materially delay the completion of the acquisition by the Offeror of the Shares pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction;

(d)	the Offeror shall have determined in its reasonable judgment that there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law against the Offeror making or maintaining the Offer or taking up and paying for Shares deposited under the Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction;

(e)	the Offeror shall have determined in its reasonable judgment that there shall not have occurred (or if there shall have occurred prior to the commencement of the Offer, there shall not have been disclosed as part of the Emergis Disclosure Letter) any change, which has had, is having or could reasonably be expected to have a Material Adverse Effect;

(f)	the representations and warranties of Emergis in the Support Agreement (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty) shall be true and correct, other than any breach or failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not constitute, or could not reasonably be expected to result in, a Material Adverse Effect or prevent, restrict or materially delay the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, provided that, with respect to any such breach or failure of any of such representations and warranties to be true and correct that is capable of being cured, such breach or failure has not been cured within 10 days from the date of written notice thereof from the Offeror to Emergis;

(g)	Emergis shall not have breached in any material respects any of its covenants or obligations in the Support Agreement or have prevented, restricted or materially delayed the consummation of the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, provided that, with respect to any such breach of its covenants or obligations under the Support Agreement that is capable of being cured, such breach has not been cured within 10 days from the date of written notice thereof from the Offeror to Emergis;

(h)	the Support Agreement shall not have been terminated in accordance with its terms;

(i)	neither of the Lock-Up Agreements with Crescendo Partners II L.P. Series M and Eric Rosenfeld, and Libermont Inc., a corporation controlled by Jean C. Monty, shall have been terminated;

(j)	at the Expiry Time the Board of Directors shall have resolved to defer the “Separation Time” (as defined in the Shareholder Rights Plan) or shall have waived, suspended or otherwise rendered inoperative the application of the Shareholder Rights Plan in respect of the Offer to allow the Offeror to proceed with the Offer and take up and pay for any Shares deposited pursuant to the Offer without any dilutive effects resulting from the issue or exercise of the Rights (as defined in the Shareholder Rights Plan); and

(k)	the Offeror shall have received, not more than seven hours before the Expiry Time, a certificate of Emergis, signed by two senior officers (without personal liability), satisfactory to the Offeror, acting reasonably, certifying after due inquiry that the conditions in paragraphs (f), (g), (h) and (j) above have been satisfied.

Except for the condition set out in paragraph (a) above, which may only be waived with the prior written consent of Emergis, the foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror in its reasonable discretion regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror giving rise to any such conditions or may be waived by the Offeror in its reasonable discretion in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted by the Offeror at any time and from time to time prior to the Expiry Time.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its principal office in Toronto. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, “Notices and Delivery”, and provide a copy of the aforementioned public announcement to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Shares deposited under the Offer, and the Depositary will promptly return all certificates representing deposited Shares, Letters of Acceptance and Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror’s expense. See Section 8 of the Offer, “Return of Deposited Shares”.

5.	EXTENSION AND VARIATION OF THE OFFER

The Offer is open for acceptance until the Expiry Time unless withdrawn or extended.

The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time during the Deposit Period or at any other time if permitted by Law, to extend the Deposit Period or to vary the Offer, in accordance with applicable Laws, by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary as soon as practicable thereafter to communicate such notice to all Shareholders whose Shares have not been taken up prior to the extension or variation in the manner set forth in Section 11 of the Offer, “Notices and Delivery”.

Under the Support Agreement, the Offeror is not entitled to modify or amend any conditions of the Offer (including the Minimum Condition) or add any conditions to the Offer without having obtained the prior written consent of Emergis (it being understood that any extension of the Offer does not constitute an amendment, modification or addition of conditions of the Offer).

The Offeror will as soon as practicable after giving notice of an extension or variation to the Depositary make a public announcement of the extension or variation and provide a copy of the notice to the TSX. Any notice of extension or variation will be deemed to have been given and be effective at the time on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto. Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Shares validly deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of condition of the Offer), the Deposit Period will not end before 10 days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

If at any time before the Expiry Time or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer, “Notices and Delivery”, to all holders of Shares whose Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable Law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

During any such extension or in the event of any such variation or change in information, all Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms of the Offer, subject to Section 6 of the Offer, “Withdrawal of Deposited Shares”. An extension of the Deposit Period, a variation of the Offer or a change to information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If the consideration being offered for the Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer without regard to when such Shares are taken up by the Offeror.

6.	WITHDRAWAL OF DEPOSITED SHARES

Except as otherwise stated in this Section 6, all deposits of Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Shares have been taken up by the Offeror pursuant to the Offer;

(b)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, each as amended from time to time, which change is one that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Shares pursuant to the Offer where the time for deposit is not extended for a period greater than 10 days or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated, but only if such deposited Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c)	at any time after three business days from the date the Offeror takes up the Shares if such Shares have not been paid for by the Offeror.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances in which the rights of withdrawal set forth in Section 6(b) above are applicable, the Offer shall be extended without the Offeror first taking up the Shares which are subject to the rights of withdrawal.

Withdrawals of Shares deposited to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable Shares within the time limits indicated above. Notice of withdrawal must (a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy, and (b) specify such Person’s name, the number of Shares to be withdrawn and the name of the registered holder. The relevant Shareholder will have the right to obtain physical possession of the certificates representing the Shares so withdrawn if the notice of withdrawal received by the Depositary also meets the following requirements (i) it must be signed by or on behalf of the Person who signed the Letter of Acceptance and Transmittal (if applicable) accompanying (or Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn and (ii) it must specify the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Acceptance and Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution.

If securities have been deposited pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Book-Entry Transfer”, such notice of withdrawal must also specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Shares, must be signed by or on behalf of the Person who signed (or was deemed to have signed) the Letter of Acceptance and Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Shares that are to be withdrawn, if any, and must otherwise comply with the procedures of CDS and DTC, as applicable. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. None of the Offeror, the Depositary or the Dealer Managers or

any member of any soliciting dealer group formed by the Dealer Managers or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

Withdrawals may not be rescinded and any Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Shares may be re-deposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, holders of Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 24 of the Circular, “Offerees’ Statutory Rights”.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

7.	TAKE UP AND PAYMENT FOR DEPOSITED SHARES

Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of the Offer, “Conditions of the Offer”), the Offeror will take up and pay for Shares validly deposited under the Offer and not withdrawn pursuant to Section 6 of the Offer, “Withdrawal of Deposited Shares”, as soon as practicable, but in any event not later than three business days after the Expiry Date. Any Shares deposited under the Offer after the first date on which Shares have been taken up by the Offeror will be taken up and paid for within 10 days of such deposit.

Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Shares or to terminate the Offer and not take up or pay for any Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived by the Offeror, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable Laws. The Offeror will not, however, take up and pay for any Shares deposited under the Offer unless it simultaneously takes up and pays for all Shares then validly deposited under the Offer and not withdrawn.

The Offeror will be deemed to have taken up Shares validly deposited under the Offer and not withdrawn as, if and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto to that effect.

The Offeror will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to Persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment. The Depositary will act as the agent of Persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such Persons, and receipt of payment by the Depositary shall be deemed to constitute receipt thereof by Persons depositing Shares.

Settlement will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer) payable in Canadian funds in the amount to which the Person depositing Shares is entitled. Unless otherwise directed in the Letter of Acceptance and Transmittal, the cheque will be issued in the name of the registered holder of deposited Shares. Unless the Person depositing Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal, cheques will be forwarded by first class mail, postage prepaid, to such Person at the address specified in the Letter of Acceptance and Transmittal. If no address is specified, a cheque payable in respect of registered Shares will be forwarded to the address of the holder as shown on the share register maintained by or on behalf of Emergis. Cheques mailed in accordance with the paragraph will be deemed to have been delivered at the time of mailing.

Depositing Shareholders will not be obligated to pay any brokerage fee or similar fee or commission if they accept the Offer by using the services of the Dealer Managers or by depositing their Shares directly with the Depositary.

8.	RETURN OF DEPOSITED SHARES

If any deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more Shares than are deposited, certificates for Shares that are not purchased will be returned at the Offeror’s expense as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by either (a) sending certificates representing Shares not purchased by first class mail in the name of and to the address specified by the Shareholder in the Letter of Acceptance and Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of Emergis; or (b) in the case of Shares deposited by book-entry transfer into the Depositary’s account at CDS or DTC pursuant to the procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Book-Entry Transfer”, such Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

9.	MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Circular, the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any determination not to mail under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, “Notices and Delivery”. Notwithstanding Section 7 of the Offer, “Take Up and Payment for Deposited Shares”, cheques, certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

10.	DIVIDENDS AND DISTRIBUTIONS; LIENS

Except in connection with issuances of Shares described in the Emergis Disclosure Letter and without limiting the Offeror’s rights under the Support Agreement, if, on or after the date of the Support Agreement, Emergis should (a) divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization; or (b) issue, grant or sell any Shares, Options or other securities, calls, conversion privileges or rights of any kind to acquire any Shares or other securities (other than pursuant to the exercise of existing Options); or (c) pay or declare any dividends or distributions; or (d) disclose that it has taken or intends to take any such action, then the Offeror may, acting reasonably and without prejudice to any of its rights in this Agreement, make such adjustments as it deems appropriate to the Offered Consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, other change, issuance, grant or sale.

Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, hypothecs, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, rights, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Shares.

If, on or after the date hereof, Emergis should declare, make, pay, allot, reserve or issue any Distribution in respect of Shares accepted for purchase pursuant to the Offer which is payable or distributable to the Shareholders on a record date which is prior to the date of transfer of such Shares into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of Emergis, then without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”, in the case of any cash dividend, distribution or payment, the cash consideration payable per Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, or in the case of any other Distribution, the whole of any such Distribution will, pursuant to the terms of the Offer and the Letter of Acceptance and Transmittal, be received and held by the depositing Shareholder for the account of and for the benefit of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value of the Distribution, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or Distribution may have tax consequences not discussed in Section 20 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

11.	NOTICES AND DELIVERY

Without limiting any other lawful means of giving notice, any notice to be given by the Offeror to the Depositary pursuant to the Offer will be deemed to have been properly given to registered holders of Shares if it is in writing and is mailed by first class mail, postage prepaid, to registered Shareholders at their respective addresses as shown on the share register maintained by or on behalf of Emergis in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or in the United States following mailing. Except as otherwise required or permitted by Law, in the event of any interruption of or delay in mail service in Canada or the United States following mailing, the Offeror intends to make reasonable efforts to disseminate notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is (a) given to the TSX for dissemination through its facilities; (b) published once in the National Edition of The Globe and Mail or The National Post, as well as in La Presse; or (c) disseminated by the Canada News Wire Service (in French and English).

The Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be mailed to registered holders of Shares (and to registered holders of securities exercisable for or convertible into Shares) or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar Persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Shares (and securities exercisable for or convertible into Shares) when such list or listing is received.

Whenever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable. Whenever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable.

12.	MARKET PURCHASES

The Offeror reserves the right to and may acquire or cause an affiliate to purchase Shares through the facilities of the TSX at any time and from time to time prior to the Expiry Time subject to compliance with all applicable Laws. In no event will the Offeror make any such purchases of Shares through the facilities of the TSX until the third business day following the date of the Offer. If the Offeror purchases Shares through the facilities of the TSX while the Offer is outstanding, the Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been fulfilled. The aggregate number of Shares so purchased by the Offeror through the facilities of the TSX after the date of the Offer and prior to the end of the Deposit Period will not exceed 5% of the outstanding Shares as of the date of the Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSX on each day on which such Shares have been purchased.

The Offeror and its affiliates reserve the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Shares taken up and paid for under the Offer.

13.	OTHER TERMS OF THE OFFER

The Offeror reserves the right to transfer to one or more of its affiliates the right to purchase all or any portion of the Shares deposited to the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of Persons depositing Shares to receive payment for Shares validly deposited and accepted for payment pursuant to the Offer.

No broker, dealer or other Person (including the Depositary, the Information Agent, the Dealer Managers or any member of any soliciting dealer group that may be formed by the Dealer Managers) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer, and if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other Person shall be deemed to be the agent of the Offeror or any of its affiliates, the Depositary, the Information Agent, the Dealer Managers or any member of any soliciting dealer group that may be formed by the Dealer Managers for the purposes of the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Québec.

The Offer is not being made to (nor will deposits of Shares be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the Offer, the Circular, the Letter of Acceptance and Transmittal, and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Shares.

The provisions of the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, form part of the terms and conditions of the Offer.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

DATED: December 11, 2007
6886116 CANADA LTD.

(Signed) “Robert G. McFarlane”
Chief Executive Officer and Chief Financial Officer

CIRCULAR

The following information in this Circular is provided in connection with the Offer made by the Offeror to purchase all of the Shares, including Shares issuable upon the exercise or surrender of any Options, SRs or rights under the Share Purchase Plan. The terms, conditions and provisions of the Offer Documents are incorporated into and form part of this Circular and collectively constitute the take-over bid circular of the Offeror. Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer are used in this Circular with the same meaning unless the context otherwise requires.

The information concerning Emergis contained in the Offer Documents has been taken from or based upon publicly-available documents and records on file with Canadian securities regulatory authorities and other public sources, and has not been independently verified by the Offeror or TELUS. Although neither the Offeror nor TELUS has any knowledge that would indicate that any statements contained herein relating to Emergis taken from or based upon such documents and records are untrue or incomplete, neither the Offeror, TELUS nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of the information taken from or based upon such documents and records, or for any failure by Emergis to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or TELUS. Pursuant to provisions of securities Laws, the directors of Emergis must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Emergis subsequent to the date of the most recent published financial statements of Emergis.

1.	THE OFFEROR AND TELUS

The Offeror was incorporated under the CBCA on December 7, 2007 and is an indirect wholly-owned subsidiary of TELUS. The registered office of the Offeror is 1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec. The Offeror was formed to make the Offer and has not carried on any business other than in respect of the Offer.

TELUS was incorporated under the Company Act (British Columbia) on October 26, 1998 under the name BCT.TELUS Communications Inc. (“BCT”). On January 31, 1999, BCT acquired all of the shares of BC TELECOM Inc. and the former Alberta-based TELUS Corporation pursuant to a court-approved plan of arrangement under the CBCA. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia and its executive office at Floor 8, 555 Robson, Vancouver, British Columbia.

TELUS is a leading national telecommunications company in Canada with $9.0 billion of annual revenue and 11.0 million customer connections including 5.4 million wireless subscribers, 4.4 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. The TELUS common shares are listed for trading on the TSX under the symbol “T”. TELUS non-voting shares are also listed on the TSX as well as on the NYSE under the symbols “T.A” and “TU”, respectively.

2.	EMERGIS

Emergis was incorporated under the CBCA on December 11, 1986. Emergis’ articles have since been amended several times to effect changes to its capital and corporate name and other provisions. Emergis’ head office and registered office is located at 1000 de Serigny, Longueuil, Quebec.

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. Emergis develops and manages solutions that automate transactions and the secure exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis delivers solutions to the major insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries, and pharmacies. Its electronic health record solutions are also delivered in the United States and Australia. The Shares are listed and posted for trading on the TSX under the symbol “EME”.

3.	AUTHORIZED AND OUTSTANDING CAPITAL

Emergis has represented to the Offeror that the authorized share capital of Emergis consists of an unlimited number of Shares and an unlimited number of preferred shares. The Offeror understands that, as at December 10, 2007, 90,102,601 Shares and no preferred shares were issued and outstanding. As at December 5, 2007, Emergis had granted Options providing for the issuance of an aggregate of 2,365,487 Shares upon the exercise thereof and had granted SRs providing for the issuance of an aggregate of 521,671 Shares. Emergis has also represented to the Offeror that, except as described in the Emergis Disclosure Letter, as at November 28, 2007 there were no other options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Emergis to issue or sell any shares of the capital of Emergis or securities or obligations of any kind convertible into or exchangeable for any shares of the capital of Emergis.

4.	BACKGROUND TO THE OFFER

In September 2006, TELUS and Emergis began preliminary discussions on forming a strategic relationship. To advance discussions and the exchange of confidential information, the parties entered into the Confidentiality Agreement on November 8, 2006.

In December 2006, TELUS executives met with Emergis executives to discuss mutual interests and capabilities. At that meeting, Emergis proposed a potential transfer of assets by TELUS in consideration for an equity interest in Emergis, which proposal was declined by TELUS. Emergis executives advised that they required further guidance from the Board of Directors regarding any potential transaction.

In January 2007, the parties had further discussions with respect to an acquisition by TELUS or other form of business arrangement.

During the month of March 2007, several teleconference meetings were held between TELUS and Emergis executives. In anticipation of TELUS submitting a proposal, on March 23, 2007, the parties amended the terms of the Confidentiality Agreement and agreed to certain standstill and employee non-solicitation provisions. At that time, TELUS was provided with limited information regarding Emergis and its business.

On April 2, 2007, TELUS submitted a non-binding expression of interest to purchase Emergis, which was considered unacceptable by the Emergis Board of Directors.

Further discussions ensued between the parties, and on April 10, 2007, TELUS was given permission to conduct due diligence on a non-exclusive basis for the purpose of confirming TELUS’ continued interest in pursuing a potential acquisition and determining whether TELUS would be prepared to increase the indicative price, which had been orally communicated to be at least $8.00 per Share.

In May 2007, TELUS conducted preliminary due diligence and submitted a revised non-binding proposal with an indicative price of $8.00 per Share, conditional upon the completion of several outstanding due diligence matters, the parties entering into an exclusivity agreement, executing definitive agreements, including a support agreement and lock-up agreements with key Shareholders, and a commitment from key members of management to remain with Emergis following the acquisition. Shortly thereafter, TELUS’ indicative offer was rejected by the special committee of Emergis and discussions were discontinued.

On October 18, 2007, TELUS submitted an amended non-binding proposal of $8.15 per Share together with clear parameters and a timetable. The revised price was an increase from the previous indicative price to reflect the estimated accretive value of the Unikoan and Informatique D.L.D. acquisitions that Emergis had announced in the summer of 2007. In response, Emergis indicated that TELUS had laid out a framework and basis upon which the parties could work toward reaching an agreement, but that a higher indicative price would be required.

On October 26, 2007, TELUS was asked to increase its indicative price. In response, TELUS representatives provided oral confirmation of its amended indicative price of $8.25 per Share. In addition, TELUS also requested an exclusivity period to negotiate definitive agreements.

TELUS entered into the Exclusivity Agreement with Emergis on October 31, 2007 granting TELUS the exclusive right to negotiate definitive agreements with Emergis until December 5, 2007. In addition, TELUS was provided access to certain confidential information regarding Emergis so that TELUS could perform a confirmatory due diligence review.

TELUS completed its confirmatory due diligence in November 2007 and the parties held concurrent discussions on the definitive agreements. At the same time, TELUS was granted access to the Emergis executive team in order to propose conditional terms of employment.

Negotiations continued until November 28, 2007, at which time the parties finalized the Support Agreement, the Lock-Up Agreements, the Employment Agreements and the Restrictive Covenant Agreements, conditional in each case on approval by their respective boards of directors.

TELUS and Emergis received board approval after the close of markets on November 28, 2007, at which time the Support Agreement and the Lock-Up Agreements were executed. On November 29, 2007, a joint press release was issued prior to market opening confirming that the Offeror would make an offer to purchase all of the Shares at a price of $8.25 per Share.

5.	STOCK OPTION PLANS AND OTHER INCENTIVE PLANS

The Offer is made only for the Shares and is not made for any Options, SRs, rights under the Share Purchase Plan or other rights (other than the Rights), if any, to purchase or to receive Shares.

Stock Option Plans

Holders of Options who wish to accept the Offer must exercise their Options in order to obtain certificates representing Shares and then deposit those Shares under the Offer. Under the Support Agreement, Emergis has confirmed that, subject to the receipt of all Appropriate Regulatory Approvals, Emergis will make such amendments to the Stock Option Plans, waive such conditions under the Stock Option Plans and take all such other steps as may be necessary or desirable to allow all Persons holding Options pursuant to the Stock Option Plans (a) to exercise their Options on an accelerated vesting basis solely for the purpose of tendering to the Offer all Shares issued in connection with such exercise of Options, (b) to effect a cashless exercise of their Options for the purpose of tendering to the Offer all Shares issued in connection with such cashless exercise; or (c) to surrender their Options in exchange for the payment by Emergis of their in-the-money value. Emergis has also agreed to cause all vested Options that have not been exercised on or prior to the Expiry Time to be cancelled and forfeited without any compensation to the holders thereof. Emergis has agreed to terminate the Stock Option Plans, conditional upon the completion of the transactions contemplated by the Offer.

SR Plan and Share Purchase Plan

Holders of SRs and participants in the Share Purchase Plan who wish to accept the Offer must exercise their rights under the SR Plan and Share Purchase Plan, as the case may be, in order to obtain certificates representing Shares and then deposit, or cause the trustee under the SR Plan or the Share Purchase Plan to deposit, those Shares under the Offer. Under the Support Agreement, Emergis has agreed that, subject to the receipt of all Appropriate Regulatory Approvals, Emergis will make such elections and take all such steps as may be necessary or desirable pursuant to the SR Plan and Share Purchase Plan to allow each participant under such plans to instruct the trustee under the SR Plan or Share Purchase Plan, as the case may be, to tender to the Offer, on behalf of such participant, the number of Shares (rounded down to the next whole number) to which such participant is entitled pursuant to the SR Plan or Share Purchase Plan (whether currently vested or not), provided that any entitlement of a participant to fractional Shares shall be satisfied by way of cash payment, on the basis of the Offered Consideration conditional upon the Offeror agreeing to take up the Shares deposited pursuant to the Offer. Emergis has also agreed to terminate the SR Plan and Share Purchase Plan, conditional upon the completion of the transactions contemplated by the Offer.

6.	AGREEMENTS RELATED TO THE OFFER

Confidentiality Agreement

On November 8, 2006, TELUS and Emergis executed a confidentiality agreement (the “Confidentiality Agreement”). The Confidentiality Agreement contains customary provisions including provisions whereby each of TELUS and Emergis agreed to keep confidential for a period of two years from the date of the Confidentiality Agreement any confidential information received from the other. The Confidentiality Agreement was amended on March 23, 2007 to include, among other things, covenants relating to the non-solicitation of employees, which covenants will terminate upon the first anniversary of the amended Confidentiality Agreement, and certain standstill provisions that will terminate upon the completion of the Offer and from which the Offer is exempt. TELUS and Emergis also agreed to keep confidential for a period of two years from the date of the amended Confidentiality Agreement any confidential information received from the other.

Exclusivity Agreement

On October 31, 2007, TELUS and Emergis executed an exclusivity agreement (the “Exclusivity Agreement”). Pursuant to the Exclusivity Agreement, Emergis agreed for the period ending December 5, 2007 not to, and to cause its Subsidiaries and its and their respective directors, officers, employees, representatives, agents and advisors not to solicit, assist, initiate or knowingly encourage any inquiries, proposals, offers or expressions of interest regarding any actual or potential proposal made by a third party which relates to (a) any take-over bid, merger, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of Emergis or any Subsidiary of Emergis; (b) any sale, lease, licence (other than licences in the ordinary course of business), mortgage, hypothecation, pledge, transfer or other disposition of all or a material portion of the assets of Emergis and its Subsidiaries taken as a whole, whether in a single transaction or series of linked transactions; (c) any sale or acquisition of 20% or more of Emergis’ shares of any class or rights or interests therein or thereto in a single transaction or series of linked transactions; or (d) any similar business combination or transaction, of or involving Emergis and one or more of its Subsidiaries, excluding the sale or other disposition of a material part of Emergis’ finance division.

Lock-Up Agreements

On November 28, 2007, TELUS entered into Lock-Up Agreements with the Supporting Shareholders. The Supporting Shareholders are the direct or beneficial owners of approximately 20,427,674 Shares in the aggregate, or approximately 22% of the issued and outstanding Shares on a fully-diluted basis. The Supporting Shareholders agreed to accept the Offer and to validly tender the Subject Shares to the Offer on the terms and conditions set out in the Lock-Up Agreements.

The Lock-Up Agreements may be terminated by the Supporting Shareholders if the Support Agreement is terminated in accordance with its terms. In addition, the Lock-Up Agreements entered into between TELUS and each of Crescendo Partners II L.P. Series M and Eric Rosenfeld, and Libermont Inc. (in this paragraph, a “Seller”) may be terminated upon written notice: (a) at any time prior to the Effective Time by mutual consent of TELUS and the Seller; (b) by either party if the Subject Shares have not been taken up and paid for by the Offeror by a date that is 90 days after the Offer is commenced; or (c) by the Seller if the Offeror is in material default of any covenant or obligation under such Lock-Up Agreements or if any representation or warranty of the Offeror under such Lock-Up Agreement shall have been at the date of such Lock-Up Agreements, or subsequently becomes, untrue or incorrect in any material respect, provided that Crescendo Partners II L.P. Series M and Eric Rosenfeld or Libermont Inc., a corporation controlled by Jean C. Monty, as the case may be, has notified the Offeror in writing of the default and the same has not been cured by the Offeror within 10 days of the date such notice was received by the Offeror. Upon termination of any such Lock-Up Agreement, the Offeror shall no longer be required to make or pursue the Offer and, if the Offer has been made, the Seller shall be entitled to withdraw the subject shares deposited under the Offer.

Support Agreement

On November 28, 2007, Emergis entered into the Support Agreement with TELUS. The Support Agreement sets forth the terms and conditions upon which the Offer is to be made by TELUS, either directly or indirectly through a wholly-owned subsidiary. TELUS has assigned all of its rights and obligations under the Support Agreement to the Offeror, but remains jointly and severally liable with the Offeror for the Offeror’s obligations thereunder. The following is a summary of the principal terms of the Support Agreement. This summary is qualified in its entirety by the full text of the Support Agreement filed by Emergis with the Canadian securities regulatory authorities, which is available on SEDAR at www.sedar.com.

The Offer:  The Offeror has agreed to make, by way of a take-over bid, the Offer to purchase all of the Shares, including Shares issuable upon the exercise or surrender of any Options, on the terms and conditions set forth in the Support Agreement, as fully described in the Offer. The only conditions to which the Offer is subject are those described in Section 4 of the Offer, “Conditions of the Offer”.

Support for the Offer:  Emergis has agreed to support the Offer on the terms set forth in the Support Agreement. Emergis has represented to the Offeror in the Support Agreement that:

•	The Board of Directors (A) after consultation with its legal and financial advisors and upon consideration of the fairness opinions, unanimously (excluding any directors required to abstain from voting on such resolution) determined that the Offer is fair to all Shareholders; and (B) unanimously (excluding any directors required to abstain from voting on such resolution) approved the entering into the Support Agreement and the making of a recommendation that all Shareholders accept the Offer;

•	Desjardins Securities Inc. and Genuity Capital Markets G.P. have delivered the Fairness Opinions to the Board of Directors to the effect that the Offered Consideration is fair, from a financial point of view to all Shareholders; and

•	to its knowledge, the Board of Directors is not aware of any director or senior officer of Emergis who does not intend to tender his or her Shares, including the Shares issuable on the exercise of all Options held by him or her, to the Offer.

Modification or Waiver of Terms of Offer:  Under the Support Agreement, the Offeror is not entitled to modify or amend any conditions of the Offer (including waiver of the Minimum Condition) or add any conditions to the Offer without having obtained the prior written consent of Emergis (it being understood that any extension of the Offer does not constitute an amendment, modification or addition of conditions of the Offer). See Section 4 of the Offer, “Conditions of the Offer”. The conditions of the offer (except for the Minimum Condition) shall be conclusively deemed to have been satisfied or waived upon the taking up by the Offeror of any Shares pursuant to the Offer.

Resignation and Designation of Directors:  Emergis has agreed that, promptly upon the take-up and payment by the Offeror pursuant to the Offer of that number of Shares that constitutes at least 66 2/3% of the issued and outstanding Shares on a fully-diluted basis, and from time to time thereafter, the Offeror shall be entitled to designate directors of the Board of Directors, and any committees thereof, and Emergis shall not frustrate the Offeror’s attempts to do so, and shall use commercially reasonable efforts to co-operate with the Offeror, subject to applicable Laws, to obtain the resignation of any then incumbent directors effective on the date specified by the Offeror and use commercially reasonable efforts to facilitate the Offeror’s designees to be elected or appointed to the Board of Directors.

Representations and Warranties of Emergis:  Emergis has made certain customary representations and warranties in the Support Agreement in respect of the following matters, among others (a) organization, standing and corporate power; (b) authority relative to the Support Agreement and absence of conflict; (c) consents and approvals; (d) subsidiaries; (e) support of the Offer; (f) Shareholder Rights Plan; (g) capital structure; (h) disclosure record; (i) Canadian securities legislation; (j) financial statements; (k) disclosure controls and procedures and internal control over financial reporting; (l) absence of certain changes or events and no undisclosed material liabilities; (m) indebtedness; (n) interest in assets and properties; (o) real property; (p) environmental matters; (q) leased properties; (r) employment matters; (s) intellectual property rights; (t) taxes; (u) books and records; (v) insurance; (w) pension and employee benefits; (x) restrictions on business activities; (y) material contracts; (z) bank accounts; (aa) fees; (bb) litigation; (cc) compliance with applicable Laws; and (dd) opinions of financial advisors.

Representations and Warranties of the Offeror:  The Offeror has made certain customary representations and warranties in the Support Agreement in respect of the following matters, among others (a) organization, standing and corporate power; (b) authority of the Offeror relative to the Support Agreement and no conflict; (c) consents and approvals; (d) litigation; (e) financial resources to satisfy purchase price under the Offer; and (f) the Lock-Up Agreements.

Covenants of Emergis:  Prior to the earlier of (a) the Effective Date; (b) the date on which the Offer has been withdrawn in accordance with the terms of the Support Agreement; or (c) the date on which the Support Agreement has been terminated in accordance with its terms, Emergis has agreed to, and has agreed to cause each of its Subsidiaries to, conduct its and their respective businesses in the ordinary course except as may be required in order to comply with the terms of the Support Agreement, except that Emergis and its Subsidiaries are entitled to consummate and take all actions in furtherance of the consummation of the Permitted Transactions.

Without limiting the generality of the foregoing, Emergis has agreed, subject to certain exceptions, to (a) use its commercially reasonable efforts to comply with all material requirements under applicable Law imposed on Emergis and its Subsidiaries; (b) use its commercially reasonable efforts to preserve the present business organization of Emergis and its Subsidiaries and keep available the services of its present officers and employees and others to maintain its goodwill, customer relationships and business; (c) provide the Offeror with 10 days’ prior notice of payment of any transaction/retention bonus to an employee; (d) advise the Offeror of any Material Adverse Effect; (e) not issue shares, warrants or other ownership interests in Emergis or its Subsidiaries, except on the exercise of Options; (f) not grant any option, warrant, convertible security or right to purchase or acquire any ownership interest in Emergis or its Subsidiaries; (g) not, directly or indirectly, redeem, purchase or acquire any ownership interest in Emergis or its Subsidiaries; (h) not effect any subdivision, consolidation or reclassification of the Shares; (i) not declare or pay any dividend in kind or distribution in kind in respect of the Shares other than in the ordinary course of business consistent with past practice; (j) not amend its articles or by-laws; (k) not settle or compromise any claim by any holder or former holder of Shares in connection with the transactions contemplated by the Support Agreement; (l) except in the ordinary course or as required by applicable law, not enter into or materially modify any Material Contract (as defined in the Support Agreement) if such action would result in a Material Adverse Effect; (m) not liquidate or wind-up or dissolve Emergis or its Subsidiaries; (n) not amend the articles or by-laws of any Subsidiary or purchase or redeem any securities of any Subsidiary, or create any new subsidiaries; (o) except pursuant to a Pre-Acquisition Reorganization, not reorganize, amalgamate, consolidate, wind up or merge Emergis or any Subsidiary with any other Person, nor acquire or agree to acquire any Person or business of any other Person; (p) not sell, pledge, mortgage, lease or encumber any material assets; (q) except for commitments entered into prior to the date of the Support Agreement which are not in the ordinary course and which are disclosed in the Emergis Disclosure Letter or non-capital expenditures in the ordinary course of business consistent with past practices, not make any individual expenditure or series thereof in excess of $200,000 or expenditures in the aggregate in excess of $500,000; (r) maintain current insurance; (s) not reduce the stated capital of Emergis or any Subsidiary; (t) not make any write down of assets or make changes to accounting practices; (u) not enter into any lease or sublease real property or modify, amend or exercise any right to renew any lease or sublease of real property; (v) not create or change any Benefit Plan (as defined in the Support Agreement); and (w) cause Emergis and its Subsidiaries to file all tax returns required to be filed and not to make changes relating to its tax status.

Pre-Acquisition Reorganization:  Emergis has agreed that, upon written notice provided by the Offeror at least 10 Business Days (as defined in the Support Agreement) prior to the Expiry Time, Emergis shall effect such reorganization of its business, operations, Subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as the Offeror reasonably requests prior to the Effective Date, provided that the Pre-Acquisition Reorganizations are not prejudicial to Emergis, its Subsidiaries or its Shareholders in any material respect and (a) do not result or are not likely to result in any breach by Emergis or any of its Subsidiaries of (i) any existing contract or commitment of Emergis or its Subsidiaries; or (ii) any Law; or (b) would not reasonably be expected to impede or delay the Offeror’s ability to take up and pay for the Shares tendered to the Offer. Without limiting the foregoing, Emergis shall use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any Persons to effect each Pre-Acquisition Reorganization. The completion of any such Pre-Acquisition Reorganization shall be subject to the satisfaction or waiver by the Offeror of the conditions of the Offer and shall be effected prior to any take-up by the Offeror of Shares tendered to the Offer.

If the Offeror does not take up and pay for the Shares tendered to the Offer, the Offeror shall indemnify Emergis and its Subsidiaries for any and all losses, costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization.

Termination of Existing Discussions:  Emergis has agreed to immediately cease and cause to be terminated any existing discussions or negotiation by it or any Emergis Representative with any Person other than the Offeror regarding an actual or potential Acquisition Proposal, whether or not initiated by Emergis. In connection therewith, Emergis has agreed to cease to provide any access to information concerning Emergis and its Subsidiaries, and will promptly request, in accordance with any confidentiality agreement signed with any such Person, the return or destruction of any confidential information provided to such Person, and use its commercially reasonable efforts to ensure that such requests are complied with.

Non-Solicitation Obligation of Emergis:  Emergis has agreed that, except as expressly permitted in the Support Agreement, it shall not, and shall cause Emergis Representatives not to, take any action of any kind which might, directly or indirectly, interfere with the successful acquisition of Shares by the Offeror pursuant to the Offer or any Compulsory Acquisition Transaction or Subsequent Acquisition Transaction, including any action to:

(a)	solicit, assist, initiate, or knowingly encourage or otherwise facilitate any inquiries, proposals, offers or expressions of interest regarding any actual or potential Acquisition Proposal;

(b)	engage in any discussions or negotiations regarding any actual or potential Acquisition Proposal or accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal;

(c)	furnish or provide access to any information concerning Emergis, its Subsidiaries or their respective businesses, properties or assets to any Person in connection with or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

(d)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval or recommendation of the Board of Directors (including any committee thereof) of the Support Agreement or the Offer;

(e)	accept, approve or recommend, or remain neutral with respect to, or propose publicly to accept, approve or recommend, or remain neutral with respect to, any Acquisition Proposal; or

(f)	waive any provision of or release or terminate any standstill provisions contained in any confidentiality, non-disclosure, standstill or other agreements relating to any actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement.

Notification of Acquisition Proposals:  Under the Support Agreement, Emergis has agreed, as soon as practicable (and in any event within 24 hours) to provide the Offeror with a copy of (a) any written notice from any Person that such Person is considering making an Acquisition Proposal; and (b) any Acquisition Proposal (and all amendments thereto). Emergis shall keep the Offeror promptly and fully informed of the status of its discussions with such Person, and will respond promptly to all inquiries by the Offeror with respect thereto and provide the Offeror with copies of all material correspondence between Emergis and such Person.

Access to Information; Negotiations:  Notwithstanding the non-solicitation obligation of Emergis under the Support Agreement described above under “— Non-Solicitation Obligation of Emergis”, Emergis may (a) engage in discussions or negotiations regarding an Acquisition Proposal with any Person who seeks to initiate such discussions or negotiations; or (b) provide to such Person any information concerning Emergis and its Subsidiaries that has previously or is concurrently provided to the Offeror, if and only to the extent that:

(i)	Emergis has received an unsolicited written Acquisition Proposal from such Person (in circumstances not involving any breach of the non-solicitation obligation of Emergis under the Support Agreement described above under “— Non-Solicitation Obligation of Emergis”);

(ii)	the Board of Directors, after consultation with its financial advisors and its outside legal counsel, has determined in good faith that such Acquisition Proposal is, or is likely to result in, a Superior Proposal;

(iii)	the Board of Directors, after consultation with its outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with the fiduciary duties of the members of the Board of Directors;

(iv)	Emergis has provided to the Offeror the information required to be provided under the Support Agreement in respect of such Acquisition Proposal and has promptly notified the Offeror in writing of the determinations in paragraphs (ii) and (iii) above; and

(v)	in the case of paragraph (i) above, Emergis has received from such Person an executed confidentiality and standstill agreement on terms substantially similar (but for date and parties) to those of the Confidentiality Agreement, and provided further that Emergis sends a copy of any such confidentiality agreement to the Offeror.

Changes in Recommendation:  Notwithstanding the non-solicitation obligation of Emergis under the Support Agreement described above under “— Non-Solicitation Obligation of Emergis”, the Board of Directors may:

(a)	withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to the Offeror the approval or recommendation of the Offer;

(b)	accept, approve or recommend an Acquisition Proposal; or

(c)	approve the entering into of any agreement (“Proposed Agreement”) providing for an Acquisition Proposal (other than a confidentiality agreement contemplated by the Support Agreement described above under paragraph (v) under “— Access to Information; Negotiations”), in each case, if and only to the extent that:

(i)	Emergis has received an unsolicited bona fide written Acquisition Proposal from a Person (in circumstances not involving any breach of its non-solicitation obligation under the Support Agreement described above under “— Non-Solicitation Obligation of Emergis”);

(ii)	the Board of Directors, after consultation with its financial advisors and its outside legal counsel, has determined in good faith that such Acquisition Proposal constitutes a Superior Proposal;

(iii)	the Board of Directors, after consultation with its outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties;

(iv)	Emergis has provided to the Offeror the information required to be provided under the Support Agreement in respect of such Acquisition Proposal and has promptly notified the Offeror in writing of the determinations in paragraphs (ii) and (iii) above;

(v)	a period of at least five business days (as defined in the Support Agreement) has elapsed following the date on which all of the information and notifications referred to in paragraph (iv) above were received by the Offeror, and if the Offeror has proposed to revise the Offer in accordance with its right to match under the Support Agreement described below under “— Right to Match Superior Proposal”, the Board of Directors has again made the determinations in paragraphs (ii) and (iii) above taking into account such proposed revisions to the Offer; and

(vi)	if Emergis proposes to enter into a Proposed Agreement with respect to a Superior Proposal after complying with the provisions outlined above, Emergis concurrently terminates the Support Agreement as required and pays the Termination Fee described below under “— Termination Fee”.

Nothing in the provisions outlined above and no action taken by the Board of Directors pursuant to the provisions outlined above, shall (a) permit Emergis to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as the Support Agreement remains in effect; or (b) affect in any manner any other obligations of Emergis under the Support Agreement.

Right to Match Superior Proposal:  Emergis acknowledges and has agreed that, during the five business day period referred to in the Support Agreement described above under “— Changes in Recommendation”, the Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer and Emergis shall co-operate with the Offeror with respect thereto, including engaging in good faith negotiations with the Offeror to enable the Offeror to make such adjustments to the terms and conditions of the Offer which the Offeror deems appropriate and as would enable the Offeror to proceed with the transactions contemplated hereunder on such adjusted terms. The Board of Directors will review any proposal by the Offeror to amend the terms of the Offer in order to determine in good faith, after consultation with and based upon the advice of its financial advisors and outside legal counsel, whether the Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer, in which case Emergis shall enter into an amendment to the Support Agreement reflecting the proposed amended terms to the Offer. Each successive amendment to any Acquisition Proposal or Superior Proposal that results in a modification of a financial nature or having a financial impact on one of the parties shall constitute a new Acquisition Proposal for the purposes of the Support Agreement and shall require a new five business day (as defined in the Support Agreement) period from the later of the date that the copy of such amendment is provided to the Offeror or the date the Board of Directors has determined that the amended Acquisition Proposal is or remains a Superior Proposal.

Termination of the Support Agreement:  The Support Agreement may be terminated by notice in writing:

(a)	at any time prior to the Effective Time by mutual consent of the Offeror and Emergis;

(b)	by the Offeror:

(i)	if any condition of the Offer set forth in the Support Agreement is not satisfied or waived by the Expiry Date, except where the Offeror has taken up Shares under the Offer;

(ii)	at any time prior to the Expiry Time, if any of the representations and warranties of Emergis in the Support Agreement (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty) is untrue or incorrect as of the date made, or shall have become true and incorrect, other than any breach or failure of such representations and warranties to be true and correct that, individually or in the aggregate, do not constitute, or could not reasonably be expected to result in, a Material Adverse Effect or prevent, restrict or materially delay the consummation of the Offer, any Compulsory Acquisition Transaction or any Subsequent Acquisition Transaction, provided that such right of termination shall not be available with respect to any breach or failure of the representations and warranties to be true and correct that is capable of being cured and such breach or failure has been cured by the date that is the earlier of (a) 10 days from the date of written notice thereof from the Offeror to Emergis; and (b) the Expiry Time;

(iii)	at any time prior to the Expiry Time, if Emergis has breached in any material respect any covenant or obligation under the Support Agreement (other than the non-solicitation provision of the Support Agreement), or has prevented, restricted or materially delayed the consummation of the Offer, a Compulsory Acquisition Transaction or a Subsequent Acquisition Transaction, provided that such right of termination shall not be available with respect to any breach that is capable of being cured and such breach or failure has been cured by the earlier of (a) 10 days after written notice has been sent from the Offeror to Emergis; and (b) the Expiry Time;

(iv)	at any time prior to the Expiry Time, if Emergis has breached any of its covenants or obligations under the non-solicitation provision of the Support Agreement, provided that such right of termination shall not be available with respect to any breach that in the opinion of the Offeror acting reasonably is capable of being cured and such breach or failure has been cured by the earlier of (a) 10 days after written notice has been sent from the Offeror to Emergis; and (b) the Expiry Time;

(v)	at any time prior to the Expiry Time, if the Board of Directors (a) withdraws, modifies or qualifies in a manner adverse to the Offeror its approval or recommendation of the Offer; (b) recommends any Superior Proposal; or (c) fails to reaffirm its recommendation of the Offer by press release or Directors’ Circular within five days of any reasonable request to do so from the Offeror, or in the event that the Offer is scheduled to expire within such five day period, prior to the expiry of the Offer;

(c)	by Emergis,

(i)	at any time prior to the Expiry Time, if the Offeror is in breach of any of its representations or warranties or in default of any covenant or obligation under the Support Agreement and such breach or default is reasonably likely to prevent, restrict or materially delay consummation of the transactions contemplated by the Support Agreement and is not cured within 10 days after written notice has been sent from Emergis to the Offeror;

(ii)	at any time prior to the Expiry Time, if Emergis proposes to enter into a binding agreement with respect to a Superior Proposal in compliance with the provisions of the Support Agreement described above under “— Changes in Recommendation”, provided that no such termination shall be effective unless and until Emergis shall have paid to the Offeror the Termination Fee;

(iii)	if the Offer does not conform, in any material respect, with the provisions of the Support Agreement, provided that Emergis has notified the Offeror in writing of any such failure and the same has not been cured by the Offeror within 10 days of the date on which such notice was given to the Offeror; or

(d)	by Emergis or the Offeror, if the Offeror does not take up and pay for the Shares tendered pursuant to the Offer by a date that is 90 days after the Offer is commenced, provided that such right of termination shall not be available to Emergis or the Offeror where the failure to take up and pay for Shares was the result of a breach by such party of any covenant or obligation under the Support Agreement or as a result of any representation or warranty of such party in the Support Agreement being untrue or incorrect in any material respect, provided however that if the Offeror’s take up and payment for Shares deposited under the Offer is delayed by (i) any action, suit, proceeding, threatened in writing or taken before or by any Governmental Entity or by any other Person, or order made by a court or a Governmental Entity of competent jurisdiction; or (ii) Emergis and the Offeror not having obtained any Appropriate Regulatory Approval which is necessary to permit the Offeror to take up and pay for Shares deposited under the Offer, then, provided that such action, suit, proceeding, injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Emergis or the Offeror, as applicable, pursuant to this paragraph until the date that is 120 days after the Offer is commenced.

Termination Fee:  Emergis agreed to pay to the Offeror a termination fee (the “Termination Fee”) in a sum equal to $15 million in the event, at any time prior to the Expiry Time, that:

(a)	the Board of Directors:

(i)	withdraws, modifies or qualifies in a manner adverse to the Offeror its approval or recommendation of the Offer;

(ii)	recommends any Superior Proposal; or

(iii)	fails to reaffirm its recommendation of the Offer by press release or Directors’ Circular of Emergis within five days of any reasonable request to do so from the Offeror, or in the event that the Offer is scheduled to expire within such five day period, prior to the expiry of the Offer; or

(b)	if Emergis proposes to enter into a binding agreement with respect to a Superior Proposal in compliance with the Support Agreement.

Compulsory Acquisition and Subsequent Acquisition Transaction:  If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% (as required by section 206 of the CBCA) of the outstanding Shares on a fully-diluted basis, other than Shares held as of the date of the Offer by or on behalf of the Offeror and its associates (as such term is defined in the CBCA), the Offeror may, at its option, acquire pursuant to a Compulsory Acquisition Transaction the remainder of the Shares from those Shareholders who have not accepted the Offer. If such statutory right of acquisition is not available or not used by the Offeror, the Offeror agrees to pursue other lawful means of acquiring the remaining Shares not tendered to the Offer. In the event the Offeror takes up and pays for Shares under the Offer in accordance with the Support Agreement, Emergis agrees to assist the Offeror in acquiring the balance of the Shares, as soon as practicable, but in any event, not later than 120 days after the Expiry Date, by way of a Subsequent Acquisition Transaction, provided that the consideration per Share is at least equal in value to the Offered Consideration paid by the Offeror under the Offer.

Directors’ and Officers’ Insurance:  The Support Agreement provides that the Offeror shall use commercially reasonable efforts to secure directors’ and officers’ liability insurance coverage for the current and former directors and officers of Emergis and the Subsidiaries on a six year “trailing” (or “run-off”) basis providing similar coverage to that currently in place. If a trailing policy is not available at a reasonable cost, the Offeror agrees that for the entire period from the Effective Date until six years after the Effective Date, the Offeror will cause Emergis or any successor to Emergis to maintain Emergis’ current directors’ and officers’ liability insurance policy or an equivalent insurance having in either case terms and conditions no less advantageous to the directors and officers of Emergis or the Subsidiaries than those contained in the policy in effect on the date of the Support Agreement, for all current and former directors and officers of Emergis or the Subsidiaries, covering claims made prior to or within six years after the Effective Date. Emergis will co-operate with the Offeror to obtain coverage quotations to purchase a three year errors and omissions liability run-off insurance policy covering claims against Emergis for acts prior to the Effective Time and, at the Offeror’s reasonable discretion, enter into such policy.

Employment Agreements and Restrictive Covenant Agreements

On November 28, 2007, each of the Management Employees entered into Employment Agreements with TELUS by way of offer letter. The Employment Agreements, which are conditional upon completion of the Offer, among other things, set out the terms and conditions of the Management Employees’ continued employment for an indefinite term and will replace the Management Employees’ entitlements under their existing contracts of employment and severance agreements with Emergis.

Pursuant to the Employment Agreements, the Management Employees will have senior management responsibilities. One Management Employee’s salary will remain unchanged from that under his existing employment contract with Emergis, six of the Management Employees’ salaries will increase modestly in line with increases which Emergis had already agreed to with these Management Employees, and one Management Employee’s salary will have an increased bonus target. Also under the terms of the Employment Agreements, the Management Employees will receive cash payments for the value of their SRs and their vested and unvested Options. The treatment of the Management Employees’ SRs and Options is identical to that of all other holders of SRs and Options pursuant to the Offer.

The Management Employees will be entitled to participate in TELUS’ employee stock purchase plan and to receive long-term incentive and annual bonus payments in accordance with TELUS’ applicable plans. All of the Management Employees are also entitled to receive a one-time incentive grant of restricted share units and stock options which cliff vest in approximately three years in accordance with the terms of the relevant plans.

In the event of termination without cause, five of the Management Employees will receive a severance payment equal to twelve months of total compensation (i.e. base salary, bonus and certain benefits and perquisites). The five Management Employees will also receive one-time grants principally in the form of restricted share units which, in the case of four Management Employees, will cliff vest in approximately three years and in the case of one Management Employee will vest over a three year period. Vesting accelerates in the event a Management Employee is terminated without cause. The one-time grants were agreed in recognition of the fact that the five Management Employees will lose the benefit of the severance provisions under their existing contracts of employment and severance arrangements. For the remaining three Management Employees, in the event of termination without cause, each will be entitled to twelve months, plus one additional month for every year of service, to a maximum of eighteen months of base salary, bonus, certain benefits and perquisites.

In consideration for the various entitlements provided for in the Employment Agreements and subject to the completion of the Offer, each of the Management Employees has agreed to be bound by a Restrictive Covenant Agreement. The Restrictive Covenant Agreements impose confidentiality and intellectual property requirements on the Management Employees, as well as post-employment non-competition and non-solicitation restrictions.

TELUS has also entered into the Retention Agreement with Emergis’ chief financial officer Robert Comeau, (the “CFO”), which is conditional on the completion of the Offer. The Retention Agreement imposes confidentiality requirements on the CFO and provides for the continuation of the CFO’s existing employment arrangements under his current employment contract with Emergis until the earlier of the date on which Emergis ceases to become a reporting issuer and April 30, 2008 (the “Termination Date”). On the Termination Date, the CFO will resign from his employment, receive a severance payment equal to the amount which he would have received under his current arrangements with Emergis, and begin work for TELUS as an independent contractor for three months, which is extendable on a month-to-month basis by mutual consent of the CFO and TELUS. Under the terms of the Retention Agreement, the CFO will receive a cash payment for the value of his SRs and his vested and unvested Options. The treatment of the CFO’s Options and SRs is identical to that of all other holders of SRs and Options pursuant to the Offer.

7.	PURPOSE OF THE OFFER AND PLANS FOR EMERGIS

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the issued and outstanding Shares, including Shares issuable upon the exercise or surrender of any Options. If the conditions of the Offer are satisfied or waived and the Offeror takes up and pays for the Shares validly deposited under the Offer, the Offeror intends to acquire any Shares not deposited under the Offer by Compulsory Acquisition if available, or propose a Subsequent Acquisition Transaction, in each case for consideration at least equal in value to the consideration paid by the Offeror under the Offer. If the Minimum Condition is satisfied and the Offeror takes up and pays for the Shares deposited under the Offer, the Offeror should own a sufficient number of Shares to effect a Subsequent Acquisition Transaction.

Plans for Emergis

If the Offer is successful, the Offeror intends to effect certain changes with respect to the composition of the Board of Directors to allow designees of the Offeror to become members of the Board of Directors and to replace the existing members of the Board of Directors with such nominees. Emergis has agreed that, promptly upon the take-up and payment by the Offeror pursuant to the Offer of that number of Shares that constitutes at least 66 2/3% of the issued and outstanding Shares on a fully-diluted basis, and from time to time thereafter, the Offeror shall be entitled to designate directors of the Board of Directors and any committees thereof.

TELUS currently plans to maintain the integrity of Emergis’ operations and team, and jointly develop services that include the best of what each company has to offer, taking advantage of the highly complementary nature of the two companies’ businesses and customer bases.

If permitted by applicable Law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to delist the Shares from the TSX. If there are fewer than 15 securityholders of Emergis in any province of Canada, the Offeror intends to cause Emergis to cease to be a reporting issuer under the securities Laws of each such province. See Section 15 of the Circular, “Effect of the Offer on the Market for Shares, Stock Exchange Listings and Public Disclosure by Emergis”.

8.	ACQUISITION OF SHARES NOT DEPOSITED

It is the Offeror’s current intention that, if it takes up and pays for Shares deposited pursuant to the Offer, it will enter into one or more transactions to acquire all the Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Shares, on a fully-diluted basis other than Shares held as of the date of the Offer by or on behalf of the Offeror, TELUS or any of their affiliates (as defined in the CBCA), the Offeror intends, to the extent possible, to acquire (a “Compulsory Acquisition”) pursuant to section 206 of the CBCA and otherwise in accordance with applicable Laws the remaining Shares from those Shareholders who have not accepted the Offer (a “Compulsory Acquisition Transaction”).

To exercise such statutory right, the Offeror must give notice (the “Offeror Notice”) to each holder of Shares who did not accept the Offer (and each Person who subsequently acquires any such Shares) (in each case, a “Dissenting Offeree”) and to the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days from the date of termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Offeror Notice, the Offeror must pay or transfer to Emergis the consideration the Offeror would have to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 206 of the CBCA, within 20 days after receipt of the Offeror Notice, each Dissenting Offeree must send the certificates representing the Shares held by such Dissenting Offeree to Emergis and must elect either to transfer such Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Shares held by such holder by so notifying the Offeror within 20 days after the Dissenting Offeree receives the Offeror Notice. A Dissenting Offeree who does not notify the Offeror within 20 days after receipt of the Offeror Notice that such Dissenting Offeree elects to demand payment of the fair value of such Dissenting Offeree’s Shares is deemed to have elected to transfer such Shares to the Offeror on the same terms on which the Offeror acquired Shares from Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such Shares of such Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to Emergis referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Shares to the Offeror on the terms that the Offeror acquired Shares from Shareholders who accepted the Offer. Any judicial determination of the fair value of the Shares could be less or more than the amount paid pursuant to the Offer.

The foregoing is only a summary of the right of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree’s rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206 of the CBCA should consult their legal advisors.

See Section 20 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of the principal Canadian federal income tax considerations generally applicable to Shareholders in the event of a Compulsory Acquisition.

Compelled Acquisition

If a Shareholder does not receive the Offeror Notice, the Shareholder may, within 90 days after the date of the termination of the Offer, or if the Shareholder did not receive the Offer, within 90 days of the later of the date of termination of the Offer and the date on which the Shareholder learns of the Offer, require the Offeror to acquire the Shareholder’s Shares on the terms of the Offer (a “Compelled Acquisition”).

The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirety by the provisions of section 206.1 of the CBCA. Section 206.1 of the CBCA may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of section 206.1 of the CBCA should consult their legal advisors.

See Section 20 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a discussion of the principal Canadian federal income tax considerations generally applicable to Shareholders in the event of a Compelled Acquisition.

Subsequent Acquisition Transactions

If the Offeror takes up and pays for Shares validly deposited under the Offer, and if the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror intends to pursue other means of acquiring, and Emergis has agreed to assist the Offeror in acquiring, the balance of the Shares not tendered to the Offer, including by way of amalgamation, statutory arrangement, capital reorganization or other transaction, proposed by the Offeror, involving Emergis and the Offeror intends to acquire the remaining Shares not acquired pursuant to the Offer for consideration per Share at least equal in value to the Offered Consideration paid by the Offeror under the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer.

Each type of Subsequent Acquisition Transaction described above would be a “business combination” under OSC Rule 61-501 and a “going private transaction” under AMF Regulation Q-27. In certain circumstances, the provisions of OSC Rule 61-501 and AMF Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with OSC Rule 61-501 or a “going private transaction” in accordance with AMF Regulation Q-27, the “related party transaction” provisions of OSC Rule 61-501 and AMF Regulation Q-27 do not apply to such transaction. The Offeror currently intends to carry out any such Subsequent Acquisition Transaction in accordance with OSC Rule 61-501 and AMF Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the related party transaction provisions of OSC Rule 61-501 and AMF Regulation Q-27 will not apply to such Subsequent Acquisition Transaction.

OSC Rule 61-501 and AMF Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a formal valuation of the Shares (and subject to certain exceptions, any non-cash consideration being offered therefor) and to provide to the holders of the Shares a summary of such valuation or the entire valuation. In connection therewith, the Offeror currently intends to rely on any exemption then available or to seek waivers pursuant to OSC Rule 61-501 and AMF Regulation Q-27 exempting the Offeror or Emergis from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under OSC Rule 61-501 and AMF Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering Shareholders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror expects that these exemptions will be available.

OSC Rule 61-501 and AMF Regulation Q-27 would also require that, in addition to any other required security holder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by “minority” holders of the Shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than the Offeror, any “interested party” or any Person or company who is a “related party” of the Offeror or an “interested party” for purposes of OSC Rule 61-501 and AMF Regulation Q-27, including any director or senior officer of the Offeror, any associate, affiliate or insider of the Offeror or any of their directors or senior officers or any Person acting jointly or in concert with any of the foregoing. OSC Rule 61-501 and AMF Regulation Q-27 also provide that the Offeror may treat Shares acquired pursuant to the Offer as “minority” shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer, the Subsequent Acquisition Transaction is completed no later than 120 days after the date of expiry of the formal take-over bid and, for the purposes of 61-501, the Shareholder that tendered such Shares to the Offer was not entitled to receive, directly or indirectly, a “collateral benefit” for the purposes of Rule 61-501 in connection with the Offer. The Offeror intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same cash consideration paid to Shareholders under the Offer and that the Subsequent Acquisition Transaction would be completed within 120 days of the date of expiry of the formal take-over bid and the Offeror intends to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction. To that effect, the Offeror will file with the AMF an application to obtain a discretionary exemption from certain requirements of AMF Regulation Q-27.

In addition, under OSC Rule 61-501 and AMF Regulation Q-27, if, following the Offer, the Offeror is the registered holder of 90% or more of the Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority Shareholders.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Shares under section 190 of the CBCA. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting shareholders for their Shares. The fair value of Shares so determined could be more or less than the amount paid per Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 20 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Other Alternatives

If the Offeror is unable to effect a Compulsory Acquisition or to propose a Subsequent Acquisition Transaction involving Emergis, or if it proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approvals or exemptions, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Emergis, or taking no further action to acquire additional Shares. Subject to applicable Law, any additional purchases of Shares could be at a price greater than, equal to or less than the price to be paid for Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may take no action to acquire additional Shares or may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Shares under the Offer.

Judicial Developments

Prior to the adoption of OSC Rule 61-501 (or its predecessor OSC Policy 9.1) and AMF Regulation Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions. The trend both in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or a going private transaction.

9.	SOURCE OF FUNDS

The Offeror estimates that, if it acquires all of the Shares (on a fully-diluted basis) pursuant to the Offer, the total cash amount required to purchase the Shares will be approximately $766 million. TELUS will provide all funding required by the Offeror in connection with the Offer through its available cash on hand and drawdowns on its committed credit facilities. TELUS also has available liquidity provided by other non-committed credit facilities, short-term investments and from the proceeds of the sale of accounts receivable under a securitization program, which are available to fund the Offeror. TELUS may be supplementing its existing credit facilities with a new credit facility.

As at December 6, 2007, TELUS had available cash and cash equivalents in the amount of $6.6 million. In addition, as of the same date, TELUS had a committed revolving credit facility of $2 billion expiring on May 1, 2012 (of which $200.0 million had been drawn, $663.5 million was utilized to back-stop the issuance of commercial paper and approximately $103.7 million had been set aside for outstanding undrawn letters of credit).

TELUS’ committed revolving credit facility is provided by a syndicate of financial institutions. TELUS plans to repay drawdowns under the credit facility made in connection with the Offer by using funds generated from additional long-term financing or cash generated from its operations. No plans or arrangements to repay drawdowns under the credit facility made in connection with the Offer have been made as of the date of the Circular. The undrawn portion of the credit facility remains available for general corporate purposes until the maturity date of the facility.

TELUS’ committed revolving credit facility is unsecured and bears interest at Prime Rate, a U.S. Dollar Base Rate, a Bankers’ Acceptance rate or LIBOR (as such terms are defined in the committed revolving credit facility), plus applicable margins. The committed revolving credit facility contains customary representations and warranties and covenants including a requirement that the Offeror not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amounts to trailing 12 month EBITDA) to exceed 4:1 at the end of any financial quarter and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12 month basis) (as all such terms are defined in the committed revolving credit facility) to be less than 2:1 at the end of any financial quarter.

Conditions to drawdown of the committed revolving facility include, among others, bring-down of customary representations and warranties and no existing default or event of default. Continued access to TELUS’ committed revolving credit facility is not contingent on the maintenance by the Offeror of a specific credit rating.

The Offeror’s obligation to purchase the Shares under the Offer is not subject to any financing conditions.

10.	BENEFICIAL OWNERSHIP OF AND TRADING IN SHARES

Neither the Offeror nor any director or senior officer of the Offeror nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any associate of the directors or senior officers of the Offeror, any Person holding more than 10% of any class of equity securities of TELUS or the Offeror, or any Person acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over, or has the right to acquire, any securities of Emergis, except in respect of the Support Agreement and the Lock-Up Agreements. Pierre Ducros, a director of both TELUS and Emergis, beneficially owns 69,500 Shares and 64,759 Share Units, representing approximately 0.08% of the Shares (on a non-diluted basis). A. Charles Baille, a director of TELUS and his associates, beneficially own in aggregate 68,600 Shares, representing approximately 0.08% of the Shares (on a non-diluted basis).

Neither the Offeror nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, any of the Persons referred to above, has traded in any securities of Emergis during the 12 months preceding the date hereof other than normal course trades by Pierre Ducros under the Share Purchase Plan and the SR Plan.

Except as otherwise indicated, as at December 10, to the knowledge of TELUS or the Offeror, no Person beneficially owned, directly or indirectly, or exercised control or direction over securities of Emergis carrying more than 10% of any class of equity securities of Emergis except as follows:

			Percentage of
			Issued and
Name of Beneficial Owner	Shares		Outstanding Shares(2)

Crescendo Partners II L.P. Series M(1)	13,839,700		15.36%
Letko, Brosseau & Associates Inc.	13,652,962	(3)	15.15%

(1)	Includes Eric Rosenfeld.
(2)	Calculated on a non-diluted basis.
(3)	The information as to Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of TELUS or the Offeror, has been estimated by Emergis.

11.	PRICE RANGE AND TRADING VOLUME OF SHARES

The Shares are listed and posted for trading on the TSX under the symbol “EME”. The TSX is the principal market for the Shares. The following table sets forth, for the periods indicated, the high and low sales prices of the Shares and the volume of trading on the TSX, according to published sources:

	Price Range
			Trading
Period	High	Low	Volume(1)
	($)	($)

2007
December 1 to 7	8.20	8.17	9,433,197
November	8.30	6.61	14,105,134
October	7.49	6.82	2,392,170
September	7.42	6.83	2,116,208
August	7.47	6.36	4,243,851
July	7.54	6.31	5,139,423
June	6.58	5.96	3,230,647
May	6.72	6.00	2,385,810
April	7.10	6.25	4,009,532
March	6.61	5.36	5,141,863
February	5.49	5.10	3,381,008
January	5.35	4.76	4,176,530
2006
December	5.59	5.02	2,716,672
November	5.45	5.00	4,180,530

Source: TSX

(1)	Total monthly trading volume on the TSX.

The Offer was announced to the public on November 29, 2006. The closing price of the Shares on the TSX on November 28, 2007, the last trading day prior to the date of the announcement of the Offer, was $6.94. The consideration offered under the Offer represents a premium of $1.31 or approximately 19% to the closing price of the Shares on the TSX on November 28, 2007. Shareholders are urged to obtain a current market quotation for the Shares.

12.	DIVIDENDS AND DIVIDEND POLICY

Based on publicly available information, the Offeror believes that there have been no dividends with respect to the Shares during the two years preceding the date of the Offer. Emergis has indicated that it has not been its practice to pay dividends on the Shares in the past. Pursuant to the Support Agreement, Emergis is not permitted to declare or pay any dividend or make any distribution in kind on or in respect of any of the Shares other than in the ordinary course of business consistent with past practice.

13.	PREVIOUS DISTRIBUTIONS OF SHARES

Based on publicly available information, the Offeror believes that there have been no distributions of Shares during the five years preceding the date of the Offer, other than Shares issued pursuant to the Share Purchase Plan and the exercise of Options, except for the following:

		Number	Price per	Aggregate gross
Date	Description	of Shares	Security	Proceeds to Emergis

May-July, 2003	Private Placement	1,059,284	$6.52	$6,907,818
August, 2003	Private Placement	246,041	$8.26	$2,033,208
July, 2006	Private Placement	591,715	$5.20	$3,078,101
July, 2007	Private Placement	591,715	$5.20	$3,078,101

14.	PREVIOUS PURCHASES AND SALES

Based on publicly available information, effective March 2, 2007, Emergis initiated a normal course issuer bid, under which it has been repurchasing its Shares. Emergis had planned to terminate its normal course issuer bid on or before February 29, 2008. The purchases made pursuant to the normal course issuer bid are not to exceed 5,560,000 Shares and all Shares acquired pursuant to the bid will be cancelled. As of December 5, 2007, 117,500 Shares had been repurchased and cancelled under the bid at an average price of $6.96 per Share.

Emergis also initiated a similar normal course issuer bid on March 2, 2006 which was to remain in effect for up to one year. As of February 21, 2007, 4,415,168 Shares had been repurchased and cancelled under this normal course issuer bid at an average price of $5.09.

15.	EFFECT OF THE OFFER ON THE MARKET FOR SHARES, STOCK EXCHANGE LISTINGS AND PUBLIC DISCLOSURE BY EMERGIS

Market for the Shares:  The purchase of the Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, will reduce the number of holders of Shares and, depending on the number of Shares acquired by the Offeror, could adversely affect the liquidity and market value of any remaining Shares held by the public.

Listings and Quotations:  The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Shares from such exchange. Among such criteria are the number of Shareholders, the number of shares publicly held and the aggregate market value of shares publicly held. Depending upon the number of Shares purchased pursuant to the Offer, it is possible that the Shares would fail to meet these criteria for continued listing on such exchange. If permitted by applicable Law, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Shares from the TSX. If the Shares are delisted from the TSX, the extent of the public market for the Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, whether Emergis remains subject to public reporting requirements in Canada and other factors.

Public Disclosure by Emergis:  If and when the Shares are no longer widely held, Emergis may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities Laws of certain provinces of Canada. If permitted by applicable Law, subsequent to the completion of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction and provided that there are fewer than 15 securityholders of Emergis in any province, the Offeror intends to cause Emergis to cease to be a reporting issuer under the securities Laws of each such province.

16.	COMMITMENTS TO ACQUIRE EQUITY SHARES

Except as disclosed in Section 6 of the Circular, “Agreements Related to the Offer”, neither TELUS, the Offeror nor any of the directors or senior officers of TELUS or the Offeror, nor, to the knowledge of the directors and senior officers of TELUS or the Offeror after reasonable enquiry, any associate of any director or senior officer of TELUS or the Offeror, any Person or company holding more than 10% of any class of equity securities of TELUS or the Offeror or any Person acting jointly or in concert with the Offeror has entered into any commitments to acquire any securities of Emergis.

17.	ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than described in Section 6 of the Circular, “Agreements Related to the Offer”, there are no arrangements or agreements made or proposed to be made between TELUS or the Offeror and any of the directors or senior officers of Emergis and no payments or other benefits are proposed to be made or given by TELUS or the Offeror by way of compensation for loss of office or as to such directors or senior officers remaining in or retiring from office if the Offer is successful. Other than as described in Section 6 of the Circular, “Agreements Related to the Offer”, there are no contracts, arrangements or understandings, formal or informal, between TELUS or the Offeror and any securityholder of Emergis with respect to the Offer or between TELUS or the Offeror and any Person or company with respect to any securities of Emergis in relation to the Offer.

18.	SUMMARY OF THE SHAREHOLDER RIGHTS PLAN

The rights issued under the Shareholder Rights Plan will become exercisable when a Person, together with any parties related to it, acquires, or announces, an intention to acquire, 20% or more of the outstanding Voting Shares (as defined in the Shareholder Rights Plan) without complying with the “Permitted Bid” provisions of the Shareholder Rights Plan or without approval of the Board of Directors. Should such an event occur, rights holders (other than the acquiring Person and related Persons) would be entitled to purchase Shares at half the prevailing market price at the time the rights become exercisable. The Board has resolved to defer the “Separation Time” (as defined in the Shareholder Rights Plan) so that neither the execution, delivery or performance of the Support Agreement nor the consummation of the transactions contemplated by the Support Agreement will cause the rights issuable under the Shareholder Rights Plan to become exercisable.

19.	REGULATORY MATTERS

The Offeror’s obligation to take up and pay for Shares tendered under the Offer is conditional upon certain government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by Law, policy or practice, including those of any provincial securities authorities, stock exchanges or other securities regulatory authorities, having been obtained on terms satisfactory to the Offeror, acting reasonably and the conditions described below. See also Section 4 of the Offer, “Conditions of the Offer”.

Competition Act Canada

The acquisition of shares in a corporation that carries on an operating business in Canada or controls a corporation that carries on an operating business in Canada is subject to pre-merger notification under Part IX of the Competition Act if prescribed financial and voting interest thresholds are exceeded. A pre-merger notification involves the provision of certain prescribed information to the Commissioner. Notification may be made either on the basis of a short-form filing (with a 14 day statutory waiting period) or a long-form filing (with a 42 day statutory waiting period). If a short-form filing is made, the Commissioner may, within the 14 day waiting period, require the parties to make a long-form filing. A new 42 day waiting period will start to run once a complete long-form filing is made. Completion of the Commissioner’s review of a notifiable transaction may take longer than the statutory waiting period. A notifiable transaction may not be completed until the expiry of the applicable statutory waiting periods, unless an advance ruling certificate in respect of the transaction is issued by the Commissioner pursuant to section 102 of the Competition Act or the requirement to notify is waived by the Commissioner pursuant to the Competition Act.

The Commissioner has the right under the Competition Act to challenge a merger before the Competition Tribunal. The Commissioner has the onus to prove that the merger will or will likely substantially prevent or lessen competition. If the Competition Tribunal makes this finding, it may make a variety of orders including an order prohibiting the closing of a transaction or, if the merger is already completed, an order requiring the disposal of assets or shares. It is also possible for the Commissioner to seek interlocutory injunctions to prevent the closing of a transaction that the Commissioner is still reviewing or has challenged.

Where the Commissioner is satisfied that she would not have sufficient grounds to apply to the Competition Tribunal in respect of a transaction under the merger provisions of the Competition Act, the Commissioner may issue an advance ruling certificate. If an advance ruling certificate is issued, the parties to the transaction are not required to file a pre-merger notification. If a notification has already been filed and the statutory waiting period has not expired, the issuance of an advance ruling certificate has the effect of terminating the statutory waiting period. If a transaction in respect of which an advance ruling certificate is issued is completed within one year after the advance ruling certificate is issued, the Commissioner cannot apply to the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information that led to the issuance of the advance ruling certificate. Alternatively, in circumstances where the Commissioner is not prepared to issue an advance ruling certificate, but has no immediate concerns regarding a proposed transaction, she may issue written confirmation that she has no intention to challenge the proposed transaction (a “no action” letter), while preserving, during the three (3) years following completion of the proposed transaction, her authority to so initiate proceedings should circumstances change. In connection with the issuance of a “no action” letter, the Commissioner may grant a waiver of the parties’ obligation to file a notification.

The purchase of the Shares contemplated by the Offer is a merger that is subject to the pre-merger notification requirements under the Competition Act. The obligation of the Offeror to take-up and pay for Shares tendered under the Offer is, among other things, subject to the condition that (a) an advance ruling certificate shall have been issued in respect of the purchase of the Shares by the Offeror; or (b) the statutory waiting period under the Competition Act shall have expired or shall have been waived or terminated and the Commissioner shall have advised (to the satisfaction of the Offeror) that she does not intend to oppose the purchase of the Shares under the Offer. See Section 4 of the Offer, “Conditions of the Offer”.

The Offeror and Emergis have filed a short form pre-merger notification and request for an advance ruling certificate with the Commissioner.

20.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, Canadian tax counsel to TELUS and the Offeror, the following summary fairly describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Shares who sells Shares pursuant to this Offer or otherwise disposes of Shares pursuant to certain transactions described under Section 8 of the Circular, “Acquisition of Shares Not Deposited”, and who, at all relevant times, for purposes of the Tax Act, (i) deals at arm’s length with Emergis and the Offeror; (ii) is not affiliated with Emergis or the Offeror; and (iii) holds the Shares as capital property (a “Holder”). Generally, the Shares will be capital property to a Shareholder provided the Shareholder does not hold those Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Shareholders who are, or are deemed to be, resident in Canada whose Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election to have the Shares and all “Canadian securities” (as defined in the Tax Act) owned by such Shareholders in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property.

This summary is not applicable to a Shareholder that is a “specified financial institution” (as defined in the Tax Act), to a Shareholder an interest in which is a “tax shelter investment” (as defined in the Tax Act), or to a Shareholder that is a “financial institution” for purposes of the “mark-to-market” rules in the Tax Act. Such Shareholders should consult their own tax advisors.

This summary does not address issues relevant to Shareholders who acquired their Shares on the exercise or surrender of Options or SRs or under the Share Purchase Plan. Such Shareholders should consult their own tax advisors. This summary also does not address any potential tax consequences associated with any dividend or Distribution, if any, by Emergis described in Section 10 of the Offer, “Dividends and Distributions; Liens”, and Shareholders should consult their own tax advisors with regards to the tax consequences associated with any such dividend or Distribution.

This summary is based on the current provisions of the Tax Act, and tax counsel’s understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Holder”).

Sale Pursuant to the Offer

Generally, a Resident Holder who disposes of Shares to the Offeror pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Shares immediately before the disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”). Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year, and allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax of 6 2/3% on its aggregate investment income for the year, including the eligible portion of its taxable capital gains.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Compulsory Acquisition or Compelled Acquisition

As described in Section 8 of the Circular, “Acquisition of Shares Not Deposited”, the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to a Compulsory Acquisition or a Compelled Acquisition. The tax consequences to a Resident Holder of a disposition of Shares pursuant to a Compulsory Acquisition or Compelled Acquisition will generally be as described above under “— Sale Pursuant to the Offer”. Resident Holders whose Shares may be so acquired should consult their own tax advisors.

Interest awarded by a court to a Resident Holder exercising dissent rights described in Section 8 of the Circular, “Acquisition of Shares not Deposited”, will be included in the Resident Holder’s income for the purposes of the Tax Act. Such Resident Holders should consult their own tax advisors.

Subsequent Acquisition Transaction

As described in Section 8 of the Circular, “Acquisition of Shares Not Deposited”, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition or a Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Depending on the form of the Subsequent Acquisition Transaction, a Resident Holder may realize a capital gain or capital loss and/or be deemed to receive a dividend. No opinion is expressed herein as to the tax consequences of any such transaction to a Resident Holder. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Shares in a business carried on in Canada (a “Non-Resident Holder”).

Sale Pursuant to the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Shares to the Offeror pursuant to the Offer, unless the Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act at the time the Shares are disposed of and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Generally, the Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that (i) the Shares are listed on a prescribed or designated stock exchange (which includes or will include the TSX) at that time, and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length for purposes of the Tax Act, or the Non-Resident Holder together with all such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of Emergis at any time during the 60 month period that ends at that time. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Shares could be deemed to be taxable Canadian property to a Non-Resident Holder.

Even if the Shares are considered to be taxable Canadian property of a Non-Resident Holder at the moment of the disposition pursuant to this Offer, the Non-Resident Holder may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty in their particular circumstances.

In the event that the Shares constitute taxable Canadian property to a Non-Resident Holder and any capital gain realized by the Non-Resident Holder on the disposition of the Shares pursuant to this Offer is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty, then the tax consequences described above under the heading “— Holders Resident in Canada — Sale Pursuant to the Offer” will generally apply. Non-Resident Holders should consult their own tax advisors regarding any Canadian reporting requirement arising from this transaction.

Compulsory Acquisition or Compelled Acquisition

As described in Section 8 of the Circular, “Acquisition of Shares Not Deposited”, the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to a Compulsory Acquisition or a Compelled Acquisition. Subject to the discussion below under “— Delisting of Shares”, the tax consequences to a Non-Resident Holder of a disposition of Shares in such circumstances will generally be as described above under “Sale Pursuant to the Offer”. Non-Resident Holders whose Shares may be so acquired should consult their own tax advisors.

The amount of any interest awarded by a court to a Non-Resident Holder exercising dissent rights described in Section 8 of the Circular, “Acquisition of Shares not Deposited”, will, subject to certain Proposed Amendments being enacted as discussed hereafter, be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty. Under the Proposed Amendments, the rate of withholding on interest paid or credited to certain non-residents on or after January 1, 2008 is proposed to be reduced to nil. Non-Resident Holders should consult their own tax advisors with respect to the Proposed Amendments and/or the availability of any relief under the terms of an applicable income tax treaty in their particular circumstances.

Subsequent Acquisition Transaction

As described in Section 8 of the Circular, “Acquisition of Shares Not Deposited — Subsequent Acquisition Transactions”, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition or a Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the manner in which the Subsequent Acquisition Transaction is carried out. Depending on the form of the Subsequent Acquisition Transaction, a Non-Resident Holder may realize a capital gain or a capital loss and/or be deemed to receive a dividend. Whether or not a Non-Resident Holder would be subject to income tax under the Tax Act on any such capital gain would depend on whether the Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and whether the Non-Resident Holder is entitled to relief under an applicable income tax treaty and the circumstances at that time (see in particular the discussion below under “— Delisting of Shares”). Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Delisting of Shares

As noted above under Section 7 of the Circular, “Purpose of the Offer and Plans for Emergis”, Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX (or any other prescribed or designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition Transaction, a Compelled Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if the Shares are not listed on a prescribed or a designated stock exchange at the time they are disposed of (i) the Shares will be taxable Canadian property to the Non-Resident Holder; (ii) the Non-Resident Holder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident; and (iii) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder, in which case the Offeror will be entitled, pursuant to the Tax Act, to deduct or withhold an amount from any payment made to the Non-Resident Holder and to remit such amount to the Receiver General on behalf of the Non-Resident Holder.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Shares pursuant to the Offer.

21.	MATERIAL CHANGES AND OTHER INFORMATION

Except as disclosed elsewhere in this Circular, the Offeror has no information which indicates any material change in the affairs of Emergis since the date of the last published interim financial statements of Emergis. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

22.	FINANCIAL ADVISORS, DEPOSITARY, INFORMATION AGENT AND DEALER MANAGERS

TELUS and the Offeror have retained J.P. Morgan Securities Canada Inc. as its financial advisors with respect to the Offer.

TELUS and the Offeror have engaged Computershare Investor Services Inc. to act as depositary for the receipt of certificates in respect of Shares and related Letters of Acceptance and Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depository will facilitate book-entry only transfers of Shares. The Depository will receive reasonable and customary compensation from the Offeror for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Computershare Investor Services Inc. will be indemnified against certain liabilities and expenses that may arise out of the performance of its obligations.

TELUS and the Offeror have retained J.P. Morgan Securities Canada Inc. and J.P. Morgan Securities Inc. to serve as dealer managers for the Offer in Canada and the United States, respectively. The Offeror will reimburse the Dealer Managers for their reasonable out-of-pocket expenses, and has also agreed to indemnify the Dealer Managers against certain liabilities and expenses in connection with the Offer, including certain liabilities under securities Laws. The Dealer Managers may form a soliciting dealer group, comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada, to solicit acceptances of the Offer in Canada. In that event, the Offeror will pay customary soliciting dealer fees in connection with the tender of Shares. Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by using the services of the Dealer Managers or transmit their Shares directly to the Depositary.

Laurel Hill Advisory Group, LLC has been engaged to act as information agent under the Offer. Laurel Hill will be responsible for providing information about the Offer to Shareholders resident in Canada and the United States. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as information agent.

Questions and requests for assistance concerning the Offer should be made directly to the Depositary or the Information Agent . Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Information Agent or Depositary at the addresses shown on the last page of this document. Copies of the Offer Documents may also be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on TELUS’ website at www.telus.com.

23.	LEGAL MATTERS

Legal matters on behalf of the Offeror will be passed upon by Osler, Hoskin & Harcourt LLP, legal counsel to the Offeror. The opinion contained in Section 20 of the Circular, “Certain Canadian Federal Income Tax Considerations” has been provided by Bennett Jones LLP, Canadian tax counsel to the Offeror.

24.	OFFEREES’ STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides securityholders of Emergis with, in addition to any other rights they may have at Law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

25.	DIRECTORS’ APPROVAL

The contents of the Offer and this Circular have been approved and the sending, communication or delivery thereof to Shareholders has been authorized by the board of directors of the Offeror.

CONSENT

TO: The Directors of 6886116 Canada Ltd.

We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in Section 20 of the Circular accompanying the Offer dated December 11, 2007 made by 6886116 Canada Ltd. to the holders of common shares of Emergis Inc.

Toronto, Ontario

December 11, 2007	(Signed) Bennett Jones LLP

CERTIFICATE OF 6886116 CANADA LTD.

DATED: December 11, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Shares which are the subject of the Offer.

(Signed) “Robert G. McFarlane” Chief Executive Officer and Chief Financial Officer	(Signed) “Audrey Ho” Senior Vice President, General Counsel and Corporate Secretary

On behalf of the Board of Directors of 6886116 Canada Ltd.

(Signed) “Robert G. McFarlane”	(Signed) “Audrey Ho”
Director	Director

CERTIFICATE OF TELUS CORPORATION

DATED: December 11, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Shares which are the subject of the Offer.

(Signed) “Darren Entwistle” President and Chief Executive Officer	(Signed) “Robert G. McFarlane” Executive Vice-President and Chief Financial Officer

On behalf of the Board of Directors of TELUS Corporation

(Signed) “Brian A. Canfield”	(Signed) “John Lacey”
Director	Director

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO
THE INFORMATION AGENT:

LAUREL HILL ADVISORY GROUP, LLC
366 Bay Street
Toronto, Ontario M5H 4B2

North American Toll Free Number: 1-800-555-3858

The Dealer Managers for the Offer are:

In Canada:	In the United States:

J.P. MORGAN SECURITIES CANADA INC. 200 Bay Street, Suite 1800 Toronto, Ontario Canada M5J 2J2 Telephone: (416) 981-9263	J.P. MORGAN SECURITIES INC. 270 Park Avenue New York, New York USA 10017 Telephone: (212) 622-2441

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:	By Registered Mail, by Hand or by Courier:
P.O. Box 7021, 31 Adelaide Street E Toronto, Ontario M5C 3H2 Attention: Corporate Actions	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com
Website: www.computershare.com

Any questions and requests for assistance or additional copies of the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by the Shareholders to the Depositary or the Dealer Managers at their respective telephone numbers and addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of the above noted documents may also be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on TELUS’ website at www.telus.com.